



2021
Proxy Statement

April 27, 2021

2021 PROXY STATEMENT HIGHLIGHTS

Logistics

 **Date & Time**
June 8, 2021
at 12:00 p.m.,
Eastern Time

 **Virtual-Only Location**
www.virtualshareholdermeeting.com/SLG2021

 **Record Date**
March 31, 2021

Roadmap of Voting Matters

You are being asked to vote on the following matters:

Proposal	Board Recommendation	See Page
1 Election of Directors The Board unanimously recommends a vote for each of John H. Alschuler, Betsy Atkins, Edwin T. Burton, III, Lauren B. Dillard, Stephen L. Green, Craig M. Hatkoff, Marc Holliday, John S. Levy and Andrew W. Mathias to serve as directors until the 2022 annual meeting of stockholders and until their successors are duly elected and qualify.	✔ **FOR** Each Nominee	11
2 Advisory Approval of Executive Compensation The Company seeks non-binding stockholder approval of the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section and compensation tables included in this proxy statement.	✔ **FOR**	32
3 Ratification of Independent Registered Public Accounting Firm The Audit Committee and the Board believe that the continued appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021 is in the best interest of the Company and its stockholders.	✔ **FOR**	68

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Your Vote is Important—Vote Now

Your vote is very important to us. Please vote as soon as possible by one of the methods shown below:

 **By Internet**
Visit www.proxyvote.com

 **By Tablet or Smartphone**
Scan this QR code to vote with your mobile device

 **By Telephone**
Call 1-800-454-8683

Business Overview and Highlights

Our Mission	SL Green Realty Corp., Manhattan's largest office landlord, is a fully integrated real estate investment trust, or REIT, that is focused primarily on acquiring, developing, managing, and maximizing the value of Manhattan commercial properties.

Who We Are[1]

$1.6 Billion Combined Revenues	#1 Owner of Office Property in Manhattan	38.2 Million Total Square Feet[2]	$14.5 Billion Enterprise Value

We differentiate ourselves from our peers and competitors in four key ways:

Value Creation During the Pandemic	• At the onset of COVID-19, the Board and management activated SL Green Forward, our pandemic response plan • Despite the pandemic, SLG maintained momentum on multiple development and redevelopment projects in 2020 • One Vanderbilt, one of NYC's tallest and most eco-friendly office towers, was opened ahead of schedule and under budget • SLG executed its "$1 Billion Dollar Plan" at the onset of the pandemic – a $1.0 billion cash reserve to ensure strong business resilience and continued execution of SLG's strategic value creation plan • SLG not only continued to pay its ordinary dividend in 2020, but also increased its annualized dividend at the beginning of 2021 by 2.8% to $3.64 per share, marking the tenth consecutive annual increase • SLG restarted its stock repurchase program in May 2020 and completed approximately $559.5 million of repurchases and operating partnership unit redemptions in 2020, reflecting confidence in the Company's business resiliency and prospects for the future
Active and Engaged Business Strategy	• SLG does not subscribe to a traditional "buy and hold" strategy and is a very active transaction-oriented company • We execute more transactions than many of our competitors over a much longer, multi-year period • Accordingly, we frequently capitalize on opportunities in the market, maximizing returns
Operations on Multiple Platforms	• Buy and sell properties independently and collaborate with other investors through joint ventures when advantageous • Invest in redeveloping existing assets (e.g. One Madison Avenue) and developing projects from the ground up (e.g. One Vanderbilt, 185 Broadway and 15 Beekman) • Provide financing for other real estate related entities through our debt and preferred equity platform – a unique business that we operate at a scale unmatched by our peers, which provides us a diversified source of revenue and market intelligence
NYC-Focused Business Model	• Singularly focused on New York City real estate – one of the most liquid and resilient markets through business cycles, and also one of the most complex and competitive • Presence and operations in this complex and highly competitive market necessitate a top level of talent in our executive ranks • Our leadership team actively manages our Company, allowing us to be very efficient, with an employee base much smaller than other fully-integrated "gateway city" real estate companies that transact far less business than SLG

Stock Repurchase Activity Demonstrates Continued Confidence in SLG's Long-Term Value[3]

Aggregate of $2.9B share repurchases representing:

34.1 million shares[4]	33% of Outstanding Shares[5]	$124 million in Annual Dividend Savings[6]

[1] Data as of 12/31/2020
[2] Includes debt and preferred equity investments and suburban properties
[3] As of 3/31/2021
[4] Inclusive of OP unit redemptions
[5] Based on shares repurchased and OP units redeemed under the current $3.5B share repurchase program as a percentage of shares and OP units outstanding as of 6/30/16, just prior to approval and announcement of the plan. Not adjusted for capital change.
[6] Based on an annualized dividend of $3.64 per share for 2021 and the total number of shares repurchased and OP units redeemed under the $3.5B share repurchase program.

COVID-19 Response



Our Board of Directors and Executive Team actively prepare for potential disruptive events by continually refining our business resiliency playbook. This process has been a framework for decision making since our IPO 24 years ago, employing risk management and planning strategies that optimizes the company's performance and strengthens stakeholder confidence during times of unexpected disruption.

As a result of this precautionary planning, we were able to immediately activate and enhance our existing pandemic response plan, which we now refer to as SL Green Forward. This comprehensive plan was an extension of our best-in-class operating platform to address COVID-19, ensuring a high degree of safety across our portfolio for all of our building occupants, and the physical and mental well-being of our employees, as well as addressing the critical needs of our New York City community.

Implemented Stringent Health & Safety Standards to Protect All of Our Building Occupants

- SLG is home to essential businesses that employ thousands of workers - medical offices, health care companies, visiting nurses, major media outlets and broadcast studios, making it critical for us to rapidly respond and create a safe workplace for our employees, tenants, and visitors.
- We increased the effectiveness of our pandemic response plan by making significant financial investments to adapt to the impacts resulting from COVID-19, which also aligned with evolving local, state, and federal agency guidance.
- As a result of our efforts, we were able to keep our buildings fully operational and accessible throughout the pandemic.

A more detailed description of our COVID-19 comprehensive tenant safety program can be found in our SL Green Forward Healthy Workplace Interactive Tenant Guide, which was distributed to all of our building occupants and is available on the SL Green Forward section of our website at https://forward.slgreen.com/.

Building Protocols & Enhancements



Enhanced Air Filtration	Passive Thermal Imaging	Reduced Building Capacity	Tenant Screening	PPE Requirements
Social Distancing	Contactless Access & Fixtures	Enhanced Cleanliness & Hygiene	Delivery Protocols	Health Concern / COVID-19 Response

As part of our building enhancements, we made significant investments in cutting edge indoor air quality technologies across our portfolio. We are upgrading all filters to the highest efficiency media or other particle filter that can be installed, Minimum Efficiency Reporting Value (MERV) 15, which surpasses LEED requirements.

In recognition of our pandemic response, SL Green achieved a WELL Health-Safety Rating, certified across 23 million square feet. This rating was established by the WELL Building Institute during the pandemic and is an evidence-based third-party designation verifying that a building or space has taken the necessary steps to prioritize the health and safety of its staff, visitors and other stakeholders.

Listened To and Cared For Our Employees

Our employees are one of our most important assets. As we navigated through the challenges of COVID-19, we implemented new employee programs, guided by employee input, and physical office space enhancements, in order to keep our employees safe and motivated. As a result of these actions, we were one of the first employers in New York City to be able to return 100% of its employees to the office in June 2020.

These employee-focused actions included:


Town Halls
Executive Team hosted virtual Town Halls providing employees with updates on building occupancy, safety protocols, re-occupancy plans, financial performance, and business resilience. Employees participated in live Q&A sessions allowing them to communicate directly with our leadership.


Pulse Surveys
Pulse surveys to monitor the needs of our employees - evaluating daily commutes, childcare concerns, tutoring assistance, and more. Employee feedback led SLG to implement meaningful programs to assist our full return to the workplace.


Interior Upgrades & Safety Protocols
Installation of protective plexiglass barriers at reception, HEPA filters in common spaces, 6 foot partitions between employee workstations, safety signage and room capacity restrictions. SLG conducts daily employee screening and discouraged non-essential travel.


COVID-19 Hotline
An internal hotline was created to enable employees to communicate questions and concerns regarding SLG's COVID-19 response, ensuring that all employee voices are heard and considered by leadership.


Onsite Tutoring
Venue for employees with young children who would otherwise be limited to at-home learning during COVID-19.

Professional educators help students take online classes, proctor tests and quizzes, and provide extra help with homework at our corporate headquarters.


Daycare Subsidy
Subsidized daycare expenses for employees who are the primary caregivers of children under the age of 13.


Parking Subsidy
Subsidized parking for corporate employees.


Financial Support
Assistance with reconfigured 401(k) benefits to provide additional support for employees facing financial hardship.


Onsite Lunch
Meals for corporate employees every day, free of charge, from SLG's in-house kitchen, provided until March 2021.

Demonstrated Leadership in Social Responsibility

In April 2020, at the onset of the pandemic, we established Food1st, a 501(c)(3) not-for-profit committed to providing meals to first responders and food-insecure New Yorkers, while revitalizing restaurant kitchens throughout the city. We partnered with esteemed chef Daniel Boulud, who used his own downtown prep kitchen to prepare 1,250 meals daily.

SL Green seeded Food1st with a $1 million initial contribution, with an additional $240,000 contributed by SL Green employees. As of March 31, 2021, Food1st has 30 partner kitchens and has raised nearly $5 million. The not-for-profit has prepared nearly 600,000 meals for those in need, kept over 300 restaurant staff employed, and delivered meals to nearly 150 unique recipient locations across the five boroughs, stimulating economic activity and contributing to alleviate the ongoing food shortage, exacerbated by COVID-19, in New York City.

FOOD1ST

30 restaurant participants **+300 restaurant staff employed(1)**

~600,000 meals delivered

Recipients



















































Frontline Foods QUEENS
CITYMEALS ON WHEELS
NYC HEALTH+ HOSPITALS
Mount Sinai
NYU Langone Health
The Bowery Mission
S:US Services for the Underserved
Columbia University Irving Medical Center
Memorial Sloan Kettering Cancer Center
Montefiore DOING MORE
COMMONPOINT QUEENS Community happens here
FLUSHING HOSPITAL MEDICAL CENTER

Restaurants

Daniel Boulud
THE little BEET
JP
MELT SHOP
just salad
AVRA estiatorio
FIVE GUYS
ITO
stout nyc
HONEYFLOWER FOODS
LOS TACOS No.1

(1) Based on estimates provided by Food1st

Shareholder-Friendly Corporate Governance & Independent Oversight

Diversity

Our Board has a diversity of knowledge, skills and education, as well as diversity of age, gender and outlook



33% of our independent Board members are women

Experience

Our Board members have broad experience serving on public boards in industries relevant to the Company



67% of our Board currently serve or have served on the Boards of other publicly traded companies

Leadership

Our Board members have strong leadership backgrounds, holding CEO, CFO or other executive positions



100% of our Board currently serve or have served as CEO or in senior leadership positions

Annual Director Elections and Majority Vote Standard with Director Resignation Policy



Our directors are now elected for one-year terms.



Balanced Stockholder Rights

Stockholder Amendments to Bylaws



We provide stockholders the right to amend our bylaws by a majority vote without any ownership or holding period limitations.

Proxy Access



A stockholder (or a group of up to 20 stockholders) owning 3% or more of outstanding common stock continuously for at least 3 years may nominate, and include in our proxy materials, director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws.

Simplified Pay Elements with Continued Emphasis on At-Risk Compensation

Impact of Stockholder Feedback on Compensation Design – Transition Completed in 2020

Over the past three years, the Compensation Committee made updates to the compensation structure to:

- Simplify the pay structure by reducing compensation elements from seven to just four;
- Increase transparency by enhancing disclosure of mechanics of our compensation program;
- Increase emphasis on incentives driven by Company performance; and
- Enhance performance link by eliminating retesting and guaranteed equity, and introducing multi-year performance periods.

Simplified Elements of Pay for Chairman & CEO and President

Pay Element	Key Characteristic
Base Salary	Only fixed component
Annual Cash Bonus	100% formulaic based on specific criteria and weightings that directly correspond to our strategy
Performance-Based LTIP Units (62.5% of Total Target Value)	50% based on annual operating goals subject to absolute 3-year TSR modifier 50% based on relative 3-year TSR
Time-Based Equity Award (37.5% of Total Target Value)	Three-year ratable vesting and a no-sell restriction for 3 years after grant date

COVID-19 Impact on Executive Compensation – Compensation Committee Decisions

How the Compensation Committee Evaluated Annual Incentives			
Pre-COVID-19: Compensation Committee set FY20 performance goals **April 2020:** SLG lowered FY20 financial guidance	**Based on original goals:** CEO payout would be **well below** target and over **70% lower** than FY19 **Based on April 2020 guidance:** CEO payout would have been significantly above target level	**Payout Assessment:** The Committee **balanced formulaic performance with supplemental amounts** to recognize management's significant efforts that **protected shareholder value** during the unprecedented business impact	**Actual FY20 CEO Payout:** CEO and the President annual bonuses **capped at target, and ~20% lower** than FY19. CFO and General Counsel annual bonuses were **~5-10% lower** than FY19.
Committee maintained original performance goals	**Committee believed that neither result was appropriate**	**Committee assessed factors beyond performance goals**	**Committee believes payouts appropriately rewarded management for business resiliency actions**

No Changes to LTIP Performance Goals, Structure or Vesting

- The Committee decided to make no changes to any goals and metrics for our performance-based equity, despite the significant probability that LTIP units based on 2020 performance would be impacted by the pandemic.
- The Committee granted annual time-based awards to our CEO and President primarily as a result of their performance during 2020 both in response to the COVID-19 pandemic and in achieving numerous other business goals, as well as the impact of the COVID-19 pandemic on other elements of their compensation for 2020.
- After factoring in time-based awards, the intent of the Committee was to reduce the value of compensation earned for 2020 by our CEO and President, as of December 31, 2020, by approximately 10% from the comparable 2019 period.
- The Committee viewed this overall reduction as the appropriate balance between the continued motivation of our senior leadership, recognition of our executives' extraordinary achievements in very challenging circumstances and the decline in our stock price and operating performance during 2020.

For a detailed discussion of the rationale and decisions made in response to COVID-19, please see page 37 of the Compensation Discussion & Analysis section below.

ESG Highlights

Our environmental, social and governance, or ESG platform, which has executive-level participation and a dedicated ESG Team, and is overseen by the Board of Directors, is integrated throughout all departments of our Company, supporting effective risk-management practices that influence our strategic decision making. Highlights of these initiatives are set forth below.

Our Global Reporting Initiative, or GRI adherent sustainability reports and other information relating to these initiatives are available on our website at http://www.slgreen.com/sustainability.

Industry Leading ESG Recognition



- Bloomberg ESG Disclosure score among "Top 5" of all REITs listed on the Russell 1000 Index
- ENERGY STAR Partner of the Year – Sustained Excellence (2018, 2019, 2020, 2021)
- CDP's Climate Change Questionnaire score of "B" for 2020 – tied for highest among U.S. Office REITs
- GRESB's Public Disclosure Report "A" Rating (2018, 2019, 2020) and Green Star (2019, 2020)
- State Street's R-Factor™ Score "Outperformer" ranking
- Refinitiv "Top Quartile" ESG performance among Commercial REITs globally
- MSCI's Environment Category Top 25% Ranking (Opportunities in Green Buildings, 2019, 2020, 2021)
- NYC Mayor's Office of Service "Changemaker Award" in recognition of SL Green's volunteerism and philanthropic efforts (2018, 2019, 2020)
- "Gold Level" Green Lease Leader Award from U.S. Department of Energy's Better Building Alliance and Institute for Market Transformation
- S&P Global 1200 ESG Index & FTSE4Good Index series constituent

Environmental Initiatives



Goals:
- Reduce portfolio-wide greenhouse gas emissions intensity by 30% by 2025 as disclosed in CDP response, in alignment with Task Force on Climate-related Financial Disclosures, or TCFD standards
- Achieve 50% recycling rate by 2025, in line with LEED v4 threshold
- Reduce whole-building energy consumption by 20% by 2030

Achievements:
- Green building certifications of 93% of Manhattan Operating Properties based on total square footage
- LEED certified 91% of Manhattan Operating Properties
- ENERGY STAR labels across 10.6 million square feet, representing 11% achieved in Manhattan by square footage
- WELL Health-Safety Rating across 23 million square feet

Social Initiatives



- Market-leading benefits program spanning healthcare, 401(k) match, employee stock purchase plan, disability coverage, wellness and life insurance
- Investment in human capital development through training programs, tuition reimbursement and ongoing education
- Corporate and employee contribution of $3 million across greater than 65 partner organizations focused on providing New Yorkers with access to essential resources
- Employer-sponsored volunteer days, with civic opportunities chosen and coordinated by employee Community Outreach Ambassadors
- Participation in Governor's Committee on Scholastic Achievement, a non-for-profit that connects high school students from underperforming New York communities with corporate mentors

Governance Initiatives



- ESG program oversight by the full Board, reflective of the program's cross-departmental integration and importance to the Company's long-term strategic plan
- Executive level management of ESG program, with dedicated team responsible for implementation, including the Chief Operating Officer, SVP & Director of Sustainability and VP of Human Resources
- Annual ESG reporting in accordance with GRI, CDP, GRESB, and SASB standards
- Disclosures aligned with TCFD and UN SDG guidelines
- Third-party assurance of environmental performance data
- Environmental legislation risk mitigated by long-term capital investments in energy efficiency and tenant programs focused on sustainability

SL GREEN REALTY CORP.
One Vanderbilt Avenue, 28th Floor
New York, New York 10017-3852



NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are invited to attend the 2021 annual meeting of stockholders of SL Green Realty Corp., a Maryland corporation, which will be held virtually on June 8, 2021 at 12:00 p.m., Eastern Time. To access the annual meeting, visit www.virtualshareholdermeeting.com/SLG2021 and enter the unique 16-digit control number included on your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card (if you received a printed copy of the proxy materials). There will be no physical location for stockholders or other attendees to gather in person. We have designed the format of the annual meeting to ensure that stockholders are afforded similar rights and opportunities to participate as they would have at an in-person meeting. Stockholders will be able to vote electronically and submit questions electronically during the annual meeting. As always, we strongly encourage you to vote your shares by proxy prior to the annual meeting.

The annual meeting will be held for the following purposes:

1. To elect the nine director nominees named in the proxy statement to serve on the Board of Directors for a one-year term and until their successors are duly elected and qualify;

2. To hold an advisory vote on executive compensation; and

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned, or to which the annual meeting may be postponed.

The Board of Directors has fixed the close of business on March 31, 2021 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors,

Andrew Levine

Andrew S. Levine
Secretary

New York, New York
April 27, 2021

Voting

You may authorize your proxy via the Internet or by telephone:



Visit www.proxyvote.com



Scan this QR code to vote with your mobile device



Call 1-800-454-8683

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 8, 2021.

This proxy statement and our 2020 Annual Report to Stockholders are available at http://www.proxyvote.com

Whether or not you plan to attend the annual meeting online, please carefully read the proxy statement and other proxy materials and complete a proxy for your shares as soon as possible. You may authorize your proxy via the Internet or by telephone by following the instructions on the website indicated in the Notice of Internet Availability of Proxy Materials that you received in the mail. You also may request a paper or an e-mail copy of our proxy materials and a paper proxy card at any time. If you attend the virtual annual meeting, you may vote during the annual meeting if you wish, even if you previously have signed and returned your proxy card. Please note that if your shares are held of record by a bank, broker or other nominee, please follow the instructions you receive from your bank, broker or other nominee to have your shares voted.

TABLE OF CONTENTS

References in this proxy statement to "we," "us," "our," "ours," "SLG," "SL Green," and the "Company" refer to SL Green Realty Corp., unless the context otherwise requires. This proxy statement and a form of proxy have been made available to our stockholders on the Internet and will be mailed to stockholders on or about April 27, 2021. All share- and unit-related references presented in this proxy statement, including share prices, have been retroactively adjusted as applicable to reflect the impact of the Company's reverse stock split, which was effective on January 20, 2021.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Proposal 1: Election of Directors

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated John H. Alschuler, Betsy Atkins, Edwin T. Burton, III, Lauren B. Dillard, Stephen L. Green, Craig M. Hatkoff, Marc Holliday, John S. Levy and Andrew W. Mathias for election to serve as directors until the 2022 annual meeting of stockholders and until their successors are duly elected and qualify. Each of the nominees is currently serving as a director, and has consented to being named in this proxy statement and to serve as a director if elected. However, if any of the nominees is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person as the Board nominates or the Board may reduce the size of the Board.

Majority Voting Standard

A majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

> **The Board unanimously recommends a vote "FOR" the election of Messrs. Alschuler, Burton, Green, Hatkoff, Holliday, Levy and Mathias and Mses. Atkins and Dillard.**

Information Regarding the Director Nominees

The following table, matrix and biographical descriptions set forth certain information with respect to the nominees for election as directors at the 2021 annual meeting, based upon information furnished by each director. Our Board of Directors became fully declassified as of our 2020 annual meeting, and all directors are now elected for one-year terms.

Name	Age	Director Since
John H. Alschuler*	73	1997
Betsy Atkins*	67	2015
Edwin T. Burton, III*	78	1997
Lauren B. Dillard*	45	2016
Stephen L. Green	83	1997
Craig M. Hatkoff*	67	2011
Marc Holliday	54	2001
John S. Levy*	85	1997
Andrew W. Mathias	47	2014

*   Independent Director

Director Nominees Business Experience

The matrix below represents some of the key skills that our Board has identified as particularly valuable to the effective oversight of the Company and the execution of our strategy. This matrix highlights the depth and breadth of skills of our current directors.



Executive Leadership — 9	Finance/Capital Markets — 9	Risk Management — 8
Public Company Board Service/ Corporate Governance — 6	REIT/Real Estate Industry — 6	Experience Over Several Business Cycles — 5
Talent Management — 5	Academia — 3	Accounting — 2
Governmental/Regulatory Experience — 2	Technology — 2	

Our Board currently includes two female directors and is looking to further enhance the diversity of perspectives on the Board, potentially through directors that contribute ethnic/racial diversity.

Director Nominees

John H. Alschuler

Director Since: **1997** Age: **73** Lead Independent Director



SL Green Board Service:

- Nominating and Corporate Governance Committee
- Executive Committee

Mr. Alschuler's achievements in academia and business, as well as his extensive knowledge of commercial real estate, New York City's economy, commercial and other markets in New York City and national and international markets for real estate, and his expertise in inter-governmental relations, allow him to assess the real estate market and the Company's business from a knowledgeable and informed perspective, from which he provides valuable insights into the Company's business.

Professional Experience

- Chair of HR&A Advisors Inc., an economic development, real-estate and public policy consulting organization, since 2008
- Adjunct Associate Professor, Graduate School of Architecture, Planning & Preservation at Columbia University, teaching real estate development
- Board of Directors of the Center for an Urban Future, Friends of the High Line Inc., and the Sag Harbor Cinema Arts Center, each a 501(c)(3) tax-exempt organization
- B.A. degree from Wesleyan University and Ed.D. degree from the University of Massachusetts at Amherst

Other Public Board Directorships

- Xenia Hotels and Resorts, Inc. since 2015
- The Macerich Company since 2015

Betsy Atkins



SL Green Board Service:

- Audit Committee
- Nominating and Corporate Governance Committee

Director Since: **April 2015** Age: **67** **Independent Director**

Ms. Atkins has deep expertise in many areas, including executive leadership and operational experience in various technology, durable goods, energy efficiency infrastructure and retail industries, as well as significant public board experience, which gives her broad experience and thought leadership in corporate governance matters generally, including executive compensation and evolving best practices in sustainability and enterprise risk management.

Professional Experience

- Chief Executive Officer of Baja Corp, an independent venture capital firm focused on technology, renewable energy and life sciences industries, since 1994
- Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of energy management solutions, from February 2009 to August 2009, when Clear Standards was acquired by SAP AG, a business software company
- Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 to 1993
- Co-founded Ascend Communications, Inc. in 1989, member of its Board of Directors and Executive Vice President of sales, marketing, professional services and international operations prior to its acquisition by Lucent Technologies
- Formerly an advisor to SAP SE, an advisor to British Telecom and a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee
- B.A. from the University of Massachusetts

Other Public Board Directorships

- Wynn Resorts Ltd. since April 2018

Previous:

- Covetrus, Inc. from February 2019 to September 2019
- Schneider Electric, SA from April 2011 to April 2019
- Cognizant Technology Solutions Corporation from April 2017 to October 2018
- HD Supply, Inc. from September 2013 to April 2018
- Polycom, Inc. from 1999 to April 2016
- Darden Restaurants, Inc. from October 2014 to September 2015

Edwin T. Burton, III



SL Green Board Service:

- Audit Committee, Chair
- Compensation Committee

Director Since: 1997   Age: 78   Independent Director

In addition to his experience in academia as a seasoned professor of economics, Mr. Burton's extensive skills and experience in corporate governance, financial, compensation and legal matters allow him to provide valuable financial expertise and insights into the Company's business.

Professional Experience

- Professor of Economics at the University of Virginia since 1988; has held teaching positions at York College, Rice University and Cornell University, and has written and lectured extensively in the field of Economics
- Consultant to numerous companies on investment strategy and investment banking
- Member of the Board of Trustees of the Virginia Retirement System for state and local employees of the Commonwealth of Virginia from 1994 to 2001 and then again from 2004 to 2014, and served as its Chairman from 1997 until March 2001
- Senior Vice President, Managing Director and director of Interstate Johnson Lane, Incorporated, an investment banking firm, where he was in charge of the Corporate Finance and Public Finance Divisions from 1994 to 1995
- President of Rothschild Financial Services, Incorporated (a subsidiary of Rothschild, Inc. of North America), an investment banking company headquartered in New York City that is involved in proprietary trading, securities lending and other investment activities from 1987 to 1994
- Consultant to the American Stock Exchange from 1985 to 1986
- Senior vice president with Smith Barney (or its corporate predecessor) from 1976 to 1984
- Member of the Board of Directors of Chase Investors, a privately-held registered investment advisor, since 2004
- Former member of the Board of Directors of Capstar Hotel Company, a publicly-traded hotel company, Virginia National Bank, a publicly-traded commercial bank, and SNL Securities, a private securities data company
- B.A. degree in Economics from Rice University and Ph.D. degree in Economics from Northwestern University

Lauren B. Dillard



SL Green Board Service:

- Audit Committee
- Compensation Committee, Chair

Director Since: 2016   Age: 45   Independent Director

Ms. Dillard's sophisticated understanding of tax, real estate, investment programs, finance, compensation and corporate governance, all viewed through the lens of over fifteen years of global private equity experience and together with her considerable operational expertise, provides the Board and the Company with deep and practical insight on a broad range of matters.

Professional Experience

- Executive Vice President of Investment Intelligence of Nasdaq, Inc., a global technology firm serving the capital markets and other industries, since June 2019
- Managing Director for the Carlyle Group, a global alternative asset manager, from 2011 to May 2019, head of Carlyle's Investment Solutions Group since December 2015 and member of Carlyle's Management Committee; joined Carlyle in 2002
- Chief Operating Officer and Chief Financial Officer of Carlyle's Investment Solutions Group from 2013 to December 2015; former head of Global Tax Department and head of Global Equity Programs; and member of Carlyle's Transaction Team where she played a significant role in transactions, including Carlyle's initial public offering
- Served in the Real Estate and Financial Services Group of the Tax Practice of Arthur Andersen, LLP prior to 2002
- Current Executive Sponsor for the Women's Initiative at Nasdaq, member of the Private Equity Women Investor Network (PEWIN) and other women in finance industry initiatives
- B.S. in business administration from the University of Richmond

Stephen L. Green

Director Since: **1997** Age: **83** **Director**



SL Green Board Service:

- Executive Committee

In addition to his industry-wide reputation, Mr. Green's extensive skills and experience in real estate, including founding our predecessor, provide him with invaluable knowledge of and expertise in our business and industry. This experience, particularly his experience having led our predecessor and the Company, contributes depth and context to the Board's discussions of the Company's business.

Professional Experience

- Chairman Emeritus at the Company since January 2019
- Chairman of the Board of the Company from 1997 through January 2019
- Former executive officer working in conjunction with our Chief Executive Officer and overseeing the Company's long-term strategic direction; formerly served as our Chief Executive Officer
- Founded our predecessor, S.L. Green Properties, Inc., in 1980; prior to our initial public offering in 1997, Mr. Green was involved in the acquisition of over 50 Manhattan office buildings containing in excess of 10.0 million square feet
- Chairman of the Board of Gramercy Capital Corp. from August 2004 to June 2009
- At-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York
- Member of the Board of Directors of Streetsquash, Inc., a Section 501(c)(3) tax-exempt organization
- Previously member of the Board of Directors of Stemedica Cell Technologies, Inc., August 2007 to April 2009; Chairman of the Real Estate Board of New York's Tax Committee
- B.A. degree from Hartwick College and J.D. degree from Boston College Law School

Craig M. Hatkoff



SL Green Board Service:

- Audit Committee
- Nominating and Corporate Governance Committee, Chair

Director Since: **2011** Age: **67** **Independent Director**

Mr. Hatkoff has in-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust. As a result of the foregoing, Mr. Hatkoff provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives. He also possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the Boards of numerous educational and charitable organizations. Mr. Hatkoff also has extensive Board and Board committee experience at other public companies, including his prior service at Taubman Centers, Inc. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies.

Professional Experience

- Vice Chairman of Capital Trust, Inc., a real estate investment management company that was listed on the New York Stock Exchange, and one of the largest dedicated real estate mezzanine lenders, from 1997 to 2000, and served on its Board of Directors from 1997 to 2010
- Trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City, from 2002 to 2005
- Founder and a managing partner of Victor Capital Group, L.P. from 1989 until its acquisition by Capital Trust, Inc. in 1997
- Former co-head of the real estate investment banking unit at Chemical Bank, where he was a pioneer in commercial mortgage securitization
- Co-founder of the Tribeca Film Festival; Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment, and private investor in other entrepreneurial ventures
- Adjunct Professor at Columbia Business School, where he teaches courses on entrepreneurship and innovation
- Member of the Board of Directors of Subversive Real Estate Acquisition REIT LP and Chairman of the Board of Lex Markets Corp.

Other Public Board Directorships

- Colony Capital, Inc. since February 2019

Previous:

- Taubman Centers, Inc. from 2004 to January 2019

Marc Holliday



SL Green Board Service:

- Executive Committee, Chair

Director Since: **December 2001** Age: **54** **Chief Executive Officer and Chairman of the Board**

Mr. Holliday's extensive experience and skills in real estate and finance, as well as his role as Chief Executive Officer of the Company, provide him with valuable knowledge of and expertise in our business and industry. Furthermore, Mr. Holliday's presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- Chief Executive Officer of the Company since January 2004; Chairman of the Board since January 2019
- Joined the Company as Chief Investment Officer in July 1998; stepped down as President in April 2007 following promotion of Andrew Mathias, current President, to that position
- President and Chief Executive Officer of Gramercy Capital Corp., from August 2004 to October 2008, when Mr. Holliday stepped down
- Managing Director and Head of Direct Originations for New York-based Capital Trust Inc., a mezzanine finance company, where he was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages
- Served in various management positions, including Senior Vice President at Capital Trust, Inc.'s predecessor, Victor Capital Group, L.P. from 1991 to 1997
- Member of the Board of Directors of NYRA and executive officer and member of the Board of the Real Estate Board of New York, and a former member of the Board of Directors of Columbia University
- B.S. degree in Business and Finance from Lehigh University in 1988 and M.S. degree in Real Estate Development from Columbia University in 1990

John S. Levy



SL Green Board Service:

- Nominating and Corporate Governance Committee
- Compensation Committee

Director Since: **1997** Age: **85** **Independent Director**

Mr. Levy's extensive skills, experience and sophistication in corporate governance, financial, compensation, legal and commercial matters, including his corporate finance expertise developed at Lehman Brothers, allow him to provide valuable insights into the Company's business and finances.

Professional Experience

- Retired from Lehman Brothers Inc. in 1995; from 1983 to 1995, served as Managing Director and Chief Administrative Officer of the Financial Services Division, Senior Executive Vice President and Co-Director of the International Division and Managing Partner of the Equity Securities Division at Lehman Brothers (or its predecessors)
- Associated with A.G. Becker Incorporated (or its predecessors) from 1960 to 1983, where Mr. Levy served as Managing Director of the Execution Services Division, Vice President-Manager of Institutional and Retail Sales, Manager of the Institutional Sales Division, Manager of the New York Retail Office and a Registered Representative
- B.A. degree from Dartmouth College.

Andrew W. Mathias



Director Since: April 2014   Age: 47   President

Mr. Mathias' extensive experience in real estate, including commercial real estate investment, and in-depth knowledge of the New York City real estate market, as well as his role as President of the Company, provide him with valuable knowledge of our business and industry. Furthermore, Mr. Mathias' presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- President of the Company since April 2007
- Joined the Company in March 1999 as Vice President and was promoted to Director of Investments in 2002
- Chief Investment Officer of the Company from January 2004 until January 2011
- Chief Investment Officer of Gramercy Capital Corp. from August 2004 to October 2008
- Worked at Capital Trust, Inc. and its predecessor, Victor Capital Group, L.P.
- Worked on the high yield and restructuring desk at Bear Stearns and Co.
- Member of the Board of Directors for the Regional Plan Association, which works to improve the prosperity, infrastructure, sustainability and quality of life of the New York-New Jersey-Connecticut metropolitan region
- B.S. degree in Economics from the Wharton School at the University of Pennsylvania

Board Refreshment

Led by our Nominating and Corporate Governance Committee, the Board engages in ongoing director succession planning, including a focus on refreshing the membership and leadership of the Board and its Committees and enhancing the level of diversity. Most recently, in January 2019, the leadership of the Board was transitioned from Stephen L. Green, our founder and long-time Chairman of the Board, to Marc Holliday, who also serves as our Chief Executive Officer. Mr. Green stepped down as Chairman of the Board nearly 40 years after he founded our predecessor and following his more than 20 years of distinguished service in this role. Mr. Green continues to serve as a director and as our Chairman Emeritus. The Board also rotated Committee chairs in 2018, with Lauren Dillard replacing John Alschuler as chair of our Compensation Committee and Craig Hatkoff replacing John Levy as chair of our Nominating and Corporate Governance Committee.

Over the longer term, we have added three independent directors since 2011, including two women – Betsy Atkins and Lauren Dillard since 2015. For our commitment to board diversity, we were recognized as a 2020 Women on Boards Winning 'W' Company. These additions have provided new perspectives and enhanced the quality of the Board. With these additions, one-third of our independent directors are women. We are looking to further enhance the diversity of perspectives on the Board, potentially through directors that contribute ethnic/racial diversity.



Diversity
Our Board has a diversity of knowledge, skills and education, as well as diversity of age, gender and outlook

33% of our independent Board members are women

Experience
Our Board members have broad experience serving on public boards in industries relevant to the Company

67% of our Board currently serve or have served on the Boards of other publicly traded companies

Leadership
Our Board members have strong corporate leadership backgrounds such as being CEO, CFO or holding other Executive positions

100% of our Board currently serve or have served as CEO or in senior leadership positions

Identification of Director Candidates

Our Nominating and Corporate Governance Committee assists the Board in identifying and reviewing director candidates to determine whether they qualify for membership on the Board and recommends director nominees to the Board to be considered for election at our annual meeting of stockholders. Our Nominating and Corporate Governance Committee adopted a written policy on the criteria and process of identifying and reviewing director candidates.

Each director candidate must have:

1. education and experience that provides knowledge of business, financial, governmental or legal matters that are relevant to the Company's business or to its status as a publicly owned company;

2. an unblemished reputation for integrity;

3. a reputation for exercising good business judgment; and

4. sufficient available time to be able to fulfill his or her responsibilities as a member of the Board and of any committees to which he or she may be appointed.

The Nominating and Corporate Governance Committee ensures that the potential nominee is not an employee or agent of and does not serve on the board of directors or similar managing body of any of our competitors and determines whether the potential nominee has an interest in any transactions to which we are a party.

Director Recruitment Process

1 Identify Potential Candidates	2 In-Depth Committee Review	3 Recommend Candidates to Full Board	4 Review by Full Board
Identified by: • Independent Directors • Executive Officers • Third Party Search Firms • Stockholders	• Consider experience, qualifications, and diversity • Meet with candidates and conduct interviews • Review independence and potential conflicts	• NCGC presents potential candidates to full Board for open discussion	• The full Board is responsible for approving potential candidates

NCGC Director Recruitment Process

In making recommendations to the Board, our Nominating and Corporate Governance Committee considers such factors as it deems appropriate, in light of the skills, qualifications and background of the Board's current composition and the opportunities and challenges the Board anticipates in the future. Such factors include diversity of perspectives, including with respect to gender, race and ethnicity. The Nominating and Corporate Governance Committee may also consider the following:

- ability to bring new perspectives and add to Board discussion and consideration
- experience with businesses and other organizations comparable to the Company (including experience managing public companies, marketing experience and experience determining compensation of officers of public companies)
- the interplay of the candidate's experience with the experience of other Board members
- the candidate's industry knowledge and experience
- the ability of a nominee to devote sufficient time to the affairs of the Company
- any actual or potential conflicts of interest and whether the candidate meets the NYSE independence criteria
- the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board
- qualifications to serve on appropriate Board committees (including financial acumen)
- technological literacy
- strategic insight
- ability to introduce the Company to business or other opportunities
- reputation in the corporate governance community
- risk management skills
- the candidate's knowledge in the area of cybersecurity

In considering a potential nominee, each member of the Nominating and Corporate Governance Committee has the opportunity to interview potential nominees in person or by telephone and to submit questions to such potential candidate.

Our Nominating and Corporate Governance Committee solicits and considers suggestions from our directors and management regarding possible nominees. Our Nominating and Corporate Governance Committee also may procure the services of outside sources or third parties to assist in the identification of director candidates.

Role of Third Party Advisors in Director Recruitment Process

FTI Consulting, Inc., or FTI Consulting, assists us in the initial search, screening, interviewing and vetting of potential new directors and worked closely with our Nominating and Corporate Governance Committee in connection with the additions of Craig Hatkoff in 2011, Betsy Atkins in 2015 and Lauren Dillard in 2016.

Stockholder Recommendations of Director Candidates

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating all other candidates. Any recommendations by stockholders are to follow the procedures outlined under "Other Information—Other Matters—Stockholder Proposals and Nominations" in this proxy statement and should provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee.

Board Structure and Independence

Board Structure

The Board currently consists of nine members. At the annual meeting of stockholders in 2017, stockholders approved a proposal to declassify our Board over three years. Accordingly, our Board of Directors is fully declassified as of our 2020 annual meeting.

Board Leadership Structure; Lead Independent Director

The current leadership structure of the Board consists of Marc Holliday, who serves as the Chairman of the Board and our Chief Executive Officer, John Alschuler, who serves as our Lead Independent Director, and the independent directors who serve as Chairs for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board. With over 17 years of experience leading the Company, Mr. Holliday is uniquely qualified to serve as the Chairman of the Board, and the Board believes that Mr. Holliday's combined role as Chairman of the Board and Chief Executive Officer, together with the participation of other members of management and independent directors in its leadership structure, helps promote unified leadership and direction for the Company and the Board while also ensuring appropriate independent oversight of management by the Board.

The Board, which is currently comprised of six independent directors and three non-independent directors, established the role of Lead Independent Director beginning in 2010. The Board believes that having a Lead Independent Director improves the overall functioning of the Board and strengthens the ability of the independent directors to effectively exercise independent oversight of management during periods when the Chairman of the Board is not an independent director. The Lead Independent Director is appointed by the independent directors on the Board, and has a number of responsibilities that help facilitate communication among our independent directors and between our independent directors and our Chief Executive Officer and Chairman, and ensure appropriate independent oversight of management by the Board.

Role of the Lead Independent Director

In addition to presiding at executive sessions of independent directors, the Lead Independent Director has the responsibility to:

1. consult with the Chairman of the Board and Chief Executive Officer as to an appropriate schedule and agenda for each Board meeting, seeking to ensure that the independent directors can perform their duties effectively and responsibly;

2. ensure that the independent directors have adequate resources, especially by way of full, timely and relevant information to support their decision making;

3. advise the Chief Executive Officer and Chairman as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

4. recommend to the Board and the Board Committees the retention of advisers and consultants who report directly to the Board;

5. ensure that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management present and, as appropriate, call meetings of the Independent Directors;

6. serve as Chairman of the sessions of the independent directors;

7. serve as principal liaison between the independent directors and the Chief Executive Officer and Chairman of the Company and between the independent directors and senior management;

8. communicate to management, as appropriate, the results of private discussions among independent directors;

9. chair the meetings of the Board when the Chairman is not present;

10. with respect to questions and comments directed to the Lead Independent Director or to the independent directors as a group, determine the appropriate means of response, with such consultation with the Chief Executive Officer and Chairman and other directors as the Lead Independent Director may deem appropriate; and

11. perform such other duties as the Board from time to time may delegate.

Board and Committee Self-Evaluations

The Board believes that good governance can only be achieved through rigorous self-evaluation. Each year, our Nominating and Corporate Governance Committee establishes formal self-assessment procedures that are consistent with our Governance Principles, NYSE listing requirements and best practices identified during prior self-evaluations. The Board also engages with stockholders and third party advisers throughout the year to discuss corporate governance practices, and to ensure that the Board and its committees follow practices that are optimal for the Company and its stockholders while also delivering superior total return. The Board then conducts its annual evaluation to determine whether it and its committees function effectively, with independent directors meeting separately with outside counsel. The discussions with stockholders, as well as the evaluations, are the basis for the Board's annual review of possible changes to the Company's corporate governance practices.

Board Evaluation Process

1 Initiate Process	**2 Conduct Evaluation**	**3 Implement Conclusions**
NCGC establishes Board and committee self-evaluation process, including incorporation of process improvements from previous review cycles	Directors meet to formally discuss the functioning of the Board and any committees on which they serve to identify areas for improvement	The Board and each committee implement proposed governance improvements with assistance of management and third party advisors, as needed

Director Independence

Our Governance Principles provide that a majority of our directors serving on the Board must be independent as required by the listing standards of the NYSE and the applicable rules promulgated by the SEC. In addition, the Board adopted director independence standards that assist the Board in making its determinations with respect to the independence of directors. The Board has reviewed all relevant facts and circumstances and considered all applicable relationships of which the Board had knowledge, between or among the directors and the Company or our management (some of such relationships are described in the section of this proxy statement entitled "Certain Relationships and Related Party Transactions"). Based upon this review, the Board has determined that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE, the applicable rules promulgated by the SEC and our director independence standards: Mses. Betsy Atkins and Lauren B. Dillard and Messrs. John H. Alschuler, Edwin T. Burton, III, Craig M. Hatkoff and John S. Levy. The Board has determined that Messrs. Stephen L. Green, Marc Holliday and Andrew W. Mathias, our three other directors, are not independent because they are also executive officers of the Company or have been within the last three years.

Executive Sessions of Non-Management Directors

Our Governance Principles require the non-management directors serving on the Board to meet in an executive session at least annually without the presence of any directors or other persons who are part of our management. In accordance with such requirement, the independent directors meet in executive sessions from time to time on such a basis. The executive sessions are regularly chaired by our Lead Independent Director.

Communications with the Board

We have a process by which stockholders and/or other parties may communicate with the Board, individual directors (including the independent directors) or independent directors as a group. Any such communications may be sent to the Board or any named individual director (including the independent directors), by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852. Mr. Levine forwards all such communications to the intended recipient or recipients. Any such communications may be made anonymously.

Director Attendance

The Board held nine meetings and all directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the periods they served during fiscal year 2020. In addition to participating in formal meetings, our Board members regularly communicate with each other, members of management and advisors and take action by written consent.

We encourage each member of the Board to attend each annual meeting of stockholders. Four of our directors attended the annual meeting of stockholders held on May 28, 2020.

Board Committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at www.slgreen. com under the "Investors—Corporate Governance" section. Further, we will provide a copy of these charters without charge to each stockholder upon written request. Requests for copies should be addressed to Andrew S. Levine, Secretary, at SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852. From time to time, the Board also may create additional committees for such purposes as the Board may determine.

Audit Committee

Our Audit Committee consists of Edwin T. Burton, III (Chair), Betsy S. Atkins, Lauren B. Dillard and Craig M. Hatkoff, each of whom is independent within the meaning of the rules of the NYSE and the SEC and each of whom meets the financial literacy standard required by the rules of the NYSE. Our Audit Committee's primary purpose is to select and appoint our independent registered public accounting firm and to assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the registered public accounting firm employed by the Company for the audit of the Company's financial statements; the performance of the people responsible for the Company's internal audit function; and the performance of the Company's independent registered public accounting firm. Our Audit Committee also prepares the report that the rules of the SEC require be included in this proxy statement and provides an open avenue of communication among the Company's independent registered public accounting firm, its internal auditors, its management and the Board. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements prior to the filing of our Annual Report on Form 10-K, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q and annually auditing the effectiveness of our internal control over financial reporting and other procedures. Our Audit Committee held 14 formal meetings during fiscal year 2020. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement.

Audit Committee Financial Expert

The Board determined that Edwin T. Burton, III qualifies as an "audit committee financial expert," as defined in Item 407(d) of SEC Regulation S-K.

Compensation Committee

Our Compensation Committee consists of Lauren B. Dillard (Chair), Edwin T. Burton, III and John S. Levy, each of whom is independent within the meaning of the rules of the NYSE. Our Compensation Committee's primary purposes are to determine how the Company's Chief Executive Officer should be compensated; to administer the Company's employee benefit plans and executive compensation programs; to determine compensation of our executive officers other than our Chief Executive Officer; and to produce the report on executive compensation that is required to be included in this proxy statement. With respect to the compensation of our executive officers, our Compensation Committee solicits recommendations from our Chief Executive Officer regarding total compensation for all executive officers other than the Chief Executive Officer and reviews his recommendations in terms of total compensation and the allocation of such compensation among base salary, annual bonus amounts and other long-term incentive compensation as well as the allocation of such items between cash and equity compensation. Our Compensation Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide our Compensation Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. See "Executive Compensation—Compensation Discussion and Analysis." Our Compensation Committee held two formal meetings during fiscal year 2020. In addition to participating in formal meetings, our Compensation Committee members regularly communicate with each other, members of management and advisors and take action by written consent.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Craig M. Hatkoff (Chair), John H. Alschuler, Betsy Atkins and John S. Levy, each of whom is independent within the meaning of the rules of the NYSE. Our Nominating and Corporate Governance Committee's primary purposes are to identify individuals qualified to fill vacancies or newly-created positions on the Board; to recommend to the Board the persons it should nominate for election as directors at annual meetings of the Company's stockholders; to recommend directors to serve on all committees of the Board; and to develop and recommend to the Board governance principles applicable to the Company. Our Nominating and Corporate Governance Committee held one formal meeting during fiscal year 2020. In addition to participating in formal meetings, our Nominating and Corporate Governance Committee members regularly communicate with each other, members of management and advisors and take action by written consent.

Executive Committee

Subject to the supervision and oversight of the Board, our Executive Committee, which consists of Marc Holliday (Chair), Stephen L. Green and John H. Alschuler, is responsible for, among other things, the approval of our acquisition, disposition and financing of investments; the authorization of the execution of certain contracts and agreements, including those relating to our borrowing of money; and the exercise, in general, of all other powers of the Board, except for such powers that require action by all directors or the independent directors under our articles of incorporation or bylaws or under applicable law. Our Executive Committee did not hold any meetings and did not take any actions by written consent during fiscal year 2020, as all matters within its authority were approved by the Board.

Corporate Governance

Board Oversight of Strategy

One of the most important functions of the Board relates to its role in formulating and overseeing the execution of our business strategy. The Board actively participates with management in the formulation and refinement of our business strategy to help ensure that our strategic goals are thoughtfully constructed and well-articulated. To facilitate this process, the Board periodically meets with our management and external advisors in full day or multi-day sessions focused on long-term strategic planning. Additionally, on a more frequent basis, the Board receives updates from management regarding internal progress toward strategic goals and changes in market conditions and external strategic opportunities and challenges, which the Board uses to assist our management in refining its business strategy and reacting to particular opportunities or challenges that arise. While management is charged with executing strategy on a daily basis, the Board monitors and evaluates performance through these regular updates and by actively engaging in dialogues with our senior management team. Aspects of our business strategy are discussed at every meeting, and key elements of our strategy are embedded in the work performed by the committees of the Board. In addition to financial and operational performance, non-financial measures, including sustainability, social and governance goals, are discussed by the Board. The Board believes that, through these ongoing efforts, it is able to focus on our performance over the short, intermediate and long term to secure the continuing health and success of the business for our stockholders. Since the beginning of the COVID-19 pandemic, the Board has devoted significant time to overseeing our strategic response to the pandemic, including working with management to assess the impact of the pandemic on all aspects of our business, and guiding the Company as we enhanced and deployed our pandemic response plan.

Stockholder Outreach

The Board and our Lead Independent Director believe that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach to issues of importance to investors and continually seek to better understand the views of our investors on key topics. Over the past several years, our Lead Independent Director, the chairman of our Compensation Committee and members of our senior management team contacted many of our largest institutional investors. Since the 2020 annual meeting of stockholders, we have reached out to institutional investors representing ownership of approximately 65% of our outstanding common stock. We held meetings, conducted calls and otherwise engaged with all of these investors who were interested in doing so. In addition, we reached out to two institutional shareholder advisory firms, Institutional Shareholder Services, Inc., or ISS, and Glass Lewis & Co LLC, or Glass Lewis. We then shared the feedback received during our outreach process with the Board and its committees to make meaningful changes to our compensation and corporate governance practices and launch new initiatives. As a result of our engagement efforts and our commitment to corporate governance, over the last few years we have undertaken the declassification of our Board, adopted a proxy access bylaw, implemented a majority voting standard for director elections, and adopted an amendment to our bylaws to permit our stockholders to amend our bylaws by a majority vote, as discussed in more detail below.

Stockholder Amendments to Bylaws

Our bylaws provide our stockholders the right to amend our bylaws by the affirmative vote of a majority of all the votes entitled to be cast on the matter. As amended, our bylaws do not place any limitations on stockholder proposals to amend our bylaws beyond the advance notice provisions that apply to all stockholder proposals. Accordingly, all of our stockholders now have the right to propose any amendments to our bylaws that are permitted by applicable law and, if any such amendment is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter, it will become effective.

Declassified Board

Our Board is fully declassified, and our directors are elected for one-year terms following stockholder approval of our proposal to declassify our Board submitted to stockholders at the 2017 annual meeting of stockholders.

Proxy Access

We have adopted a proxy access bylaw provision, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as stockholder-nominees meet certain requirements, as set forth in our bylaws. For more information on our proxy access bylaw, see the section entitled "Other Information—Other Matters—Stockholder Proposals and Nominations."

Majority Voting Standard and Director Resignation Policy

We have a majority voting standard for director elections. In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. With respect to a contested election, a plurality of all of the votes cast is sufficient for the election of directors. For this purpose, a contested election is deemed to occur at any meeting of stockholders for which the Secretary determines that the number of nominees or proposed nominees exceeds the number of directors to be elected at such meeting as of the seventh day preceding the date the Company files its definitive proxy statement for such meeting with the SEC (regardless of whether or not thereafter revised or supplemented).

If a nominee who currently is serving as a director receives a greater number of votes "against" his or her election than votes "for" such election in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under our Governance Principles, any nominee for election as a director in an uncontested election who receives a greater number of votes "against" his or her election than votes "for" such election must, within ten business days following the certification of the stockholder vote, tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider the resignation and, within 60 days following the date of the stockholders' meeting at which the election occurred, will make a recommendation to the Board concerning the acceptance or rejection of the resignation.

The Board will then take formal action on the recommendation no later than 90 days following the date of the stockholders' meeting at which the election occurred. In considering the recommendation, the Board will consider the information, factors and alternatives considered by the Nominating and Corporate Governance Committee and such additional factors, information and alternatives as the Board deems relevant. We will publicly disclose, in a Form 8-K filed with the SEC, the Board's decision within four business days after the decision is made. The Board also will provide, if applicable, the Board's reason or reasons for rejecting the tendered resignation.

Environmental Social & Governance (ESG)

Our Approach

Environmental Sustainability	Social Responsibility	E&S Governance
Central to our mission to improve New York City are our efforts to contribute to its low carbon future. Our unrelenting focus on environmental stewardship has advanced the sustainability of our portfolio, benefiting our partners, tenants, and the greater community.	SL Green works hand in hand with employees, tenants, suppliers, community leaders, not-for-profit organizations, and government officials to achieve the collective vision of a greater New York.	SL Green's prudent approach to risk management prepares us for unpredictable market conditions. We balance financial responsibility and corporate citizenship with full board oversight of environmental and social issues and climate-related risks and opportunities.

Environmental Sustainability

As the largest commercial office owner in New York, SL Green is committed to reducing greenhouse gas emissions and resource consumption in order to mitigate environmental impacts across our portfolio. Since 2010, we have invested in targeted sustainability programs across 100% of our New York City properties, which has led to an over 26% reduction in greenhouse gas emissions from a base year of 2012. We established a portfolio-wide greenhouse gas intensity reduction goal of 30% by 2025, part of our voluntary participation with CDP (formerly known as the Carbon Disclosure Project). Since we are tracking ahead of our emissions target, a target for further emission reduction is under evaluation.

As part of our focus on sustainable building operations, we directly engage with state and local officials to design a thoughtful path toward achieving New York's climate goals, which align with the 1.5°C climate scenario. SL Green reduces Scope 1 and Scope 2 greenhouse gas emissions by optimizing building operations, implementing intensive energy management strategies, and deploying capital investment in state-of-the-art equipment. Since tenants typically account for over 60% of whole building energy and emissions, we equip our tenants with the data and tools to achieve Scope 3 energy reductions within their spaces. Incorporated in our strategy is our commitment to Green Leases, which refine lease language to promote sustainability. Our Green Lease efforts have been recognized with Institute for Market Transformation's top accolade, the 2020 (Gold Level) Green Lease Leaders Award.

Our efforts to minimize our environmental impact also extend to water conservation and waste reduction. Our investments in low flow fixture upgrades alone has reduced water consumption by 30% across our LEED certified Manhattan portfolio, equivalent to saving 29 million gallons of water annually. This includes our most recent ground-up development, One Vanderbilt, which has a rainwater capture system that is expected to save over one million gallons of water per year.

We have also partnered with our tenants, employees, union stakeholders and vendors to reduce the amount of waste sent to landfills. For example, as the global standard for sustainable development, One Vanderbilt achieved a 75% recycling rate during the project's demolition and the steel used to construct the building was 90% recycled content. To further reduce waste, we offer recycling training to over 150,000 individuals annually across our portfolio.

Social Responsibility

Our Social vision is enhancing the health and resiliency of our employees, tenants, and the community. At the forefront of our plans is creating a work culture that prioritizes productivity and wellness through training, diversity, education, and volunteerism.

We are committed to enhancing the health and well-being of our employees with market-leading benefits programs spanning healthcare, 401(k) match, employee stock purchase plan, disability coverage, wellness and life insurance. In addition to the incremental employee benefits outlined in the COVID-19 Response section at the beginning of this proxy statement, as part of our health and wellness program, we offer our employees extensive mental health programs, advanced fertility treatment coverage and leading parental benefits.

Guided by employee feedback, we launched our latest learning and development initiative, The Academy, in 2020 to further strengthen our employee development efforts. The program offers employees tuition reimbursement toward a professional certificate in partnership with New York University and Columbia University. We also provide cross-training between departments, allowing our workforce to be agile in a rapidly developing industry. To ensure we cultivate female talent, we have also partnered with Declare, a women's leadership development organization, to provide exclusive learning and networking activities.

SL Green is dedicated to creating a diverse workplace where employees feel valued and accepted regardless of race, color, religion, national origin, gender, sexual orientation, age, disability, or veteran status. We have a zero-tolerance policy for harassment of all types and are committed to preventing incidents of noncompliance. As such, all SL Green employees are required to complete an anti-harassment training course annually. We are also focused on supporting Minority and Women-owned Businesses (MWBEs). As an example, 19% of contractors onsite at One Vanderbilt were MWBEs. Additionally, as of December 31, 2020, 47% of our total workforce was ethnically/racially diverse.

With the impact of COVID-19 on New York City, we are committed now more than ever to help our neighbors in need. In 2020, we contributed over $3 million, including employee donations, across more than 65 organizations, the objectives of which align with UN Sustainable Development Goals of promoting education and eliminating poverty and hunger.

In line with this vision for a greater New York, we are constructing 185 Broadway, a 34-story, mixed use ground-up development. Once completed, the building will be Lower Manhattan's first development built under the Affordable New York Housing Program, providing 30% of residential units at affordable prices.

Environment & Social Governance

Instituting a cultural focus on sustainability and corporate social responsibility begins with an organization's leadership. With full Board oversight of our ESG program and executive-level participation on our dedicated Sustainability Team, these initiatives have top-down support and are a company-wide priority. While the Board considered directing the oversight of our sustainability initiatives to a specific committee, it decided that the far-reach and importance of the program across our business warrants the full Board's attention. SL Green's Board and Executive Team receive ESG updates on a regular basis throughout the year.

SL Green is committed to transparent disclosure of material ESG topics. In evaluating our annual reporting, we have selectively pursued standards that are most relevant to our business operations and requested by our stakeholders, including GRI, CDP, GRESB, and SASB. Our disclosures are also aligned with TCFD and UN SDG guidelines. For further assurance, our environmental disclosures are externally verified.

With our roots in New York City, we are at the center of one of the world's most aggressive climate legislation and recognize our responsibility to lead by example. Our investments over the last 20 years, focused on increasing energy efficiency and reducing greenhouse gas emissions, have resulted in effectively mitigating the potential impact of recent climate legislation on our portfolio. In alignment with our efforts to maximize the resiliency of our properties, we have implemented comprehensive response procedures to manage the risk associated with climate-related weather events. As demonstrated by our rapid response to COVID-19 and our ability to adapt to its effects, we believe our prudent approach to risk-management through the precautionary principle fortifies the stability of our business.

Risk Oversight

The Board is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The Board also is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. In particular, the Board focuses on overseeing risks relating to the structure and amount of our debt, including overall aggregate principal balance, variable rate versus fixed rate debt, maturity schedules and balance of secured and unsecured debt.

The Board delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) disclosure controls and internal controls over financial reporting and (c) the Company's compliance with legal and regulatory requirements. The Audit Committee also is responsible for reviewing major legislative and regulatory developments that could have a material impact on the Company's contingent liabilities and risks. Other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

In addition, our Compensation Committee considers potential risks to the Company in its determinations of the overall structure of our executive compensation program and the specific goals it establishes for our executives.

The Company's management is responsible for day-to-day risk management, including the primary monitoring and testing function for company-wide policies and procedures, and management of the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board leadership structure supports this approach.

Included in our approach to risk management is a focus on cybersecurity. As we transmit sensitive data across networks and rely on Internet-based systems to run our buildings, we are dedicated to protecting this information and the systems used to process it. We also ensure our employees, processes, systems, and external partners are aligned with cybersecurity best practices. Our Board and executive management team regularly assess our program and are positioned to respond to security and privacy risks, identify vulnerability gaps, and assess data governance programs. We conduct quarterly mandatory training for employees, constantly scan our systems for vulnerabilities and ensure that any identified risks are immediately addressed. We also periodically employ external agencies to test the efficacy of our security protocols, maintain cyber liability insurance coverage, and leverage the cloud to employ sophisticated cybersecurity measures.

Governance Principles

The Board adopted Governance Principles that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the Governance Principles are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and Corporate Governance Committee is responsible for, among other things, assessing and periodically reviewing the adequacy of the Governance Principles and will recommend, as appropriate, proposed changes to the Board. Although there is no one-size-fits all approach to corporate governance, we believe that our Governance Principles are aligned with the expectations of our stockholders, including the Investor Stewardship Group (ISG) and the ISG Corporate Governance Principles.

Code of Ethics

The Board adopted a Code of Ethics that applies to our directors, executive officers and employees. The Code of Ethics is designed to assist our directors, executive officers and employees in complying with legal requirements and in resolving moral and ethical issues that may arise, and in complying with our policies and procedures. Among the areas addressed by the Code of Ethics are legal compliance, conflicts of interest, use and protection of the Company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination, harassment and health and safety. We intend to disclose on our corporate website any amendment to, or waiver of, any provisions of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE.

Whistleblowing and Whistleblower Protection Policy

We have adopted a Whistleblowing and Whistleblower Protection Policy pursuant to which our employees must report if they observe, suspect or become aware of a violation of applicable laws, regulations, or business ethics standards, and pursuant to which the Audit Committee established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of the Company, you may do so in writing to the Chair of our Audit Committee, c/o Andrew S. Levine, Secretary, SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852. Any such communications may be made anonymously.

Additional Information

You are encouraged to visit the "Investors—Corporate Governance" section of our corporate website at http://www.slgreen.com to view or obtain copies of our committee charters, Code of Ethics, Governance Principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with, or furnish to, the SEC. You also may obtain, free of charge, a copy of the respective charters of our committees, Code of Ethics, Governance Principles and director independence standards by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations.

Lobbying, Political Contributions and Trade Associations

The Company believes that participation in the public policy process is an important and essential means of enhancing stockholder value. Our efforts in this area are directly overseen by Mr. Holliday and reviewed by the full Board on a quarterly basis and by our legal department on an ongoing basis to ensure compliance with applicable laws.

Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. The following table sets forth information regarding the compensation paid to our non-employee directors for their service during the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation ($)	Total ($)
John H. Alschuler	$ 138,000	$ 235,000	—	—	$ 373,000
Betsy Atkins	$ 86,000	$ 235,000	—	—	$ 321,000
Edwin T. Burton, III	$ 114,000	$ 235,000	—	—	$ 349,000
Lauren B. Dillard	$ 125,500	$ 235,000	—	—	$ 360,500
Stephen L. Green	$ 63,500	$ 235,000	—	$ 650,000[4]	$ 948,500
Craig M. Hatkoff	$ 92,500	$ 235,000	—	—	$ 327,500
John S. Levy	$ 68,000	$ 235,000	—	—	$ 303,000

(1) Mr. Levy and Ms. Dillard deferred all of their 2020 cash compensation and Mr. Alschuler deferred $60,000 of his 2020 cash compensation pursuant to our Non-Employee Directors' Deferral Program. Mr. Hatkoff elected to receive $25,000 of his 2020 cash compensation in the form of shares of our common stock. Accordingly, our non-employee directors received the following shares of our common stock or phantom stock units with respect to the portion of their 2020 cash compensation that they elected to defer or receive in stock, as applicable: Mr. Alschuler received 1,172 units, Ms. Dillard received 3,650 units, Mr. Levy received 5,494 units and Mr. Hatkoff received 489 shares.

(2) Amounts shown reflect the full grant date fair value on the date of grant of shares of our common stock or phantom stock units granted to the directors in 2020, excluding shares of our common stock and phantom stock units credited in lieu of annual fees and meeting fees.

(3) There were no stock options granted to members of the Board in 2020. At December 31, 2020, the aggregate number of option awards held by our non-employee directors was as follows: Mr. Alschuler—14,500; and Mr. Levy—20,500.

(4) Represents monthly retainer fees paid pursuant to the chairman emeritus agreement we entered into with Mr. Green in connection with his retirement as Chairman of the Company in January 2019.

> **Since 2019, we have reduced the value of the annual stock grant to directors by $65,000 from $300,000 to $235,000 and reduced the cash retainer paid for serving as our Lead Independent Director by $15,000 from $85,000 to $70,000**

Only non-employee Directors are compensated for service on the Board. During the fiscal year ended December 31, 2020, the fees for non-employee Directors were:

Annual cash retainers	
Cash retainer	$ 50,000
Additional cash retainer if serving as the Lead Independent Director	$ 70,000
Additional cash retainer if serving as a chair of the Audit Committee	$ 25,000
Additional cash retainer if serving as a chair of the Compensation Committee	$ 20,000
Additional cash retainer if serving as a chair of the Corporate Governance Committee	$ 5,000
Meeting fees	
For each meeting of the Board or a committee of the Board	$ 1,500
For each special meeting of the Audit Committee held independently of Board meetings	$ 4,000
Stock grant	
Valued at the grant date with shares fully vested on such grant date.	$ 235,000

The annual fees and meeting fees generally are payable quarterly in cash. Each director may elect to receive some or all of these fees in stock and, as noted below, may elect to defer some or all of these fees.

Under our Non-Employee Directors' Deferral Program, our non-employee directors were entitled to elect to defer up to 100% of their annual fees, meeting fees and annual stock grant. At each director's election, cash fees deferred under the program could be credited in the form of either phantom stock units, account credits that accrue earnings or losses based on the 30-day LIBOR rate at the beginning of each month plus 2% (or based on such other rate or the performance of such investments as may be determined in advance by the Board) or measurement fund credits that track the performance of one or more open-ended mutual funds selected by the director. Stock grants deferred under the program are credited in the form of phantom stock units. Subject to limitations contained in the program, on a fixed date each quarter, a director may convert phantom stock units into account credits or measurement fund credits or vice versa or change the mutual funds that some or all of the director's measurement fund credits track. All cash fees credited as, and conversions of or into, phantom stock units or measurement fund credits are based on the fair market value of our common stock or the applicable mutual fund on the date the cash fees otherwise would have been paid or the date of the conversion, as applicable. Unless otherwise elected by a director, a director's phantom stock units, account credits and measurement fund credits are payable on the earlier of the January 1st coincident with or next following the director's termination of service from the Board, or a change in control of the Company, as defined by the program. Phantom stock units are payable in an equal number of shares of our common stock; provided that we may elect to instead settle a director's phantom stock units by paying the director cash in an amount equal to the value of such shares of common stock. Account credits and measurement fund credits are payable in cash. Under the program, each director is entitled to receive dividend equivalents that are paid currently on the director's phantom stock units, unless the director elected to defer payment of such dividend equivalents and have them concurrently reinvested into additional phantom stock units.

Director Compensation Process

The Board and/or the Compensation Committee review our director compensation annually. During 2018, the Compensation Committee engaged FTI Consulting to evaluate the structure and competitiveness of our non-employee director compensation and recommend changes, as appropriate. Based on this review, the Compensation Committee recommended the reduction of the annual stock grant by $50,000 and reduced the cash retainer paid for serving as our Lead Independent Director by $15,000, which the Board approved. In December 2019, the Compensation Committee revisited the overall structure of our non-employee director compensation in consultation with FTI Consulting and subsequently recommended the approval of an additional reduction to the annual stock grant by $15,000 to better align with our peers, while continuing to ensure the attraction and retention of qualified directors, which the Board approved. Most recently, in December 2020, the Compensation Committee again conducted a full review of our director compensation in consultation with FTI Consulting and no changes were recommended or approved.

Executive Officers

The following sets forth biographical information regarding our executive officers who are not also directors.

| Matthew J. DiLiberto | Chief Financial Officer |



Age: 46

Executive Officer Since: January 2015

Matthew J. DiLiberto joined the Company in September 2004 and currently serves as the Company's Chief Financial Officer overseeing the finance, accounting, tax, investor relations and corporate capital markets functions of the organization. Mr. DiLiberto previously served as the Company's Chief Accounting Officer & Treasurer from 2007 to 2014. From June 2000 to September 2004, Mr. DiLiberto was with Roseland, New Jersey-based Chelsea Property Group, now a division of Simon Property Group, a REIT focused on the development and ownership of premium outlet centers, where he was a Controller and Director of Information Management. From August 1998 to June 2000, Mr. DiLiberto worked at New York-based Vornado Realty Trust, a diversified REIT with ownership interests in office, retail, and other property types, where he worked as a Senior Financial Analyst focusing on accounting and controls as well as the preparation of high level management reports and SEC filings. Prior to joining Vornado Realty Trust, Mr. DiLiberto worked as a Business Assurance Associate at Coopers and Lybrand, LLP (now PricewaterhouseCoopers LLP). Mr. DiLiberto currently serves on the National Association of Real Estate Investment Trust's Best Financial Practices Council, is a member of the Board of Directors and treasurer of the FDNY Foundation, and has been a firefighter and EMT in New Jersey since 1997. Mr. DiLiberto received a B.S. degree in Accounting from The University of Scranton.

| Andrew S. Levine | General Counsel |



Age: 62

Executive Officer Since: April 2007

Andrew S. Levine has served as our Chief Legal Officer and General Counsel since April 2007 and as our General Counsel, Executive Vice President and Secretary since November 2000. Prior to joining the Company, Mr. Levine was a partner in the REIT and Real Estate Transactions and Business groups at the law firm of Pryor, Cashman, Sherman & Flynn, LLP. Prior to joining Pryor, Cashman, Sherman & Flynn, LLP, Mr. Levine was a partner at the law firm of Dreyer & Traub. Mr. Levine received a B.A. degree from the University of Vermont and a J.D. degree from Rutgers School of Law, where Mr. Levine was an Editor of the Law Review. He currently serves as a member of the Advisory Committee for Rutgers Center for Corporate Law and Governance.

EXECUTIVE COMPENSATION

Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers

Section 14A(a)(1) of the Exchange Act generally requires each public company to include in its proxy statement a separate resolution subject to a non-binding stockholder vote to approve the compensation of the company's named executive officers, as disclosed in its proxy statement pursuant to Item 402 of Regulation S-K, not less frequently than once every three years. This is commonly known as, and is referred to herein as, a "say-on-pay" proposal or resolution.

At our 2017 annual stockholder meeting, our stockholders advised on a non-binding basis, by an affirmative vote of a majority of all votes cast, that the Company should hold non-binding advisory votes on executive compensation on an annual basis. On June 1, 2017, the Board determined that it will include future advisory votes on the compensation of our named executive officers in the Company's annual meeting proxy materials every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than the Company's annual meeting of stockholders in 2023.

Accordingly, pursuant to Section 14A(a)(1) of the Exchange Act, the Company is providing stockholders with the opportunity to approve the following non-binding, advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

> **The Board unanimously recommends a vote "FOR" the above resolution regarding the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables in this Proxy Statement.**

The affirmative vote of a majority of all the votes cast with respect to this proposal will be required to approve this proposal.

The results of this advisory vote are not binding on the Compensation Committee, the Company or the Board. Nevertheless, we value input from our stockholders and will consider carefully the results of this vote when making future decisions concerning executive compensation.

Compensation Committee Report

The Compensation Committee of the Board of Directors of SL Green Realty Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

Submitted by our Compensation Committee
Lauren B. Dillard (Chair)
Edwin T. Burton, III
John S. Levy

Compensation Discussion and Analysis

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative and quantitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer, President, Chief Financial Officer and General Counsel during our 2020 fiscal year are referred to as the "named executive officers" or our "executives."

Executive Summary

Business Overview

Our Mission	SL Green Realty Corp., Manhattan's largest office landlord, is a fully integrated real estate investment trust, or REIT, that is focused primarily on acquiring, developing, managing, and maximizing the value of Manhattan commercial properties.

Who We Are	**$1.6 Billion** Combined Revenues	**#1** Owner of Office Property in Manhattan	**38.2 Million** Total Square Feet	**$14.5 Billion** Enterprise Value

We differentiate ourselves from our peers and competitors in four key ways:

Value Creation During the Pandemic	• At the onset of COVID-19, the Board and management activated SL Green Forward, our pandemic response plan • Despite the pandemic, SLG maintained momentum on multiple development and redevelopment projects in 2020 • One Vanderbilt, one of NYC's tallest and eco-friendly office towers, was opened ahead of schedule and under budget • SLG executed its "$1 Billion Dollar Plan" at the onset of the pandemic – a $1.0 billion cash reserve to ensure strong business resilience and continued execution of SLG's strategic value creation plan • SLG not only continued to pay its ordinary dividend in 2020, but also increased its annualized dividend at the beginning of 2021 by 2.8% to $3.64 per share, marking the tenth consecutive annual increase • SLG restarted its stock repurchase program in May 2020 and completed approximately $559.5 million of share repurchases and operating partnership unit redemptions in 2020, reflecting confidence in the Company's business resiliency and prospects for the future
Active and Engaged Business Strategy	• SLG does not subscribe to a traditional "buy and hold" strategy and is a very active transaction-oriented company • We execute more transactions than many of our competitors over a much longer, multi-year period • Accordingly, we frequently capitalize on opportunities in the market, maximizing returns
Operations on Multiple Platforms	• Buy and sell properties independently and collaborate with other investors through joint ventures when advantageous • Invest in redeveloping existing assets (e.g. One Madison Avenue) and developing projects from the ground up (e.g. One Vanderbilt, 185 Broadway and 15 Beekman) • Provide financing for other real estate related entities through our debt and preferred equity platform – a unique business that we operate at a scale unmatched by our peers, which provides us a diversified source of revenue and market intelligence
NYC-Focused Business Model	• Singularly focused on New York City real estate – one of the most liquid and resilient markets through business cycles, and also one of the most complex and competitive • Presence and operations in this complex and highly competitive market necessitate a top level of talent in our executive ranks • Our leadership team actively manages our Company, allowing us to be very efficient, with an employee base much smaller than other fully-integrated "gateway city" real estate companies that transact far less business than SLG

Impact of COVID-19 on NYC Real Estate Market and SL Green

We are the largest office landlord in New York City with interests in 88 buildings as of December 31, 2020. The chart below provides a visual representation of the impact the pandemic had on our industry and how well SL Green performed through it.

The impact of the pandemic on New York City is encapsulated in the lower half of the chart (Office Sector Employment Growth). In 2020, after a decade of growth, New York City saw a significant decline in office sector employment.

However, as seen at the top of the graphic, in SLG's Manhattan Office Leasing, SL Green's leasing activity remained robust, achieving nearly the same levels it achieved in 2017, despite significantly negative economic indicators.

We believe this reflects the quality of SL Green's portfolio, a result of our strategic execution over many years.

CONTINUED OPERATIONAL & FINANCIAL OUTPERFORMANCE

Maintained Strong Business Resilience Despite Negative Economic Indicators

SLG Leasing Volume In the Pandemic

SLG's Manhattan Office Leasing vs. NYC Office Sector Employment Growth



SLG Actions in Response to COVID-19

Our Board of Directors and Executive Team actively prepare for potential disruptive events by continually refining our business resiliency playbook. This process has been a framework for decision making since our IPO 24 years ago, employing risk management and planning strategies that optimizes the company's performance and strengthens stakeholder confidence during times of unexpected disruption.

As a result of this precautionary planning we were able to immediately activate and enhance our pandemic response plan, which we now refer to as SL Green Forward. This comprehensive plan was an extension of our best-in-class operating platform to address COVID-19, ensuring a high degree of safety across our portfolio for all of our building occupants, and the physical and mental well-being of our employees, as well as addressing the critical needs of our New York City community.

The following is a summary of key actions taken during 2020:

Implemented Stringent Health & Safety Standards to Protect All of Our Building Occupants

- SLG is home to essential businesses that employ thousands of workers - medical offices, health care companies, visiting nurses, major media outlets and broadcast studios, making it critical for us to rapidly respond and create a safe workplace for our employees, tenants, and visitors.
- We increased the effectiveness of our pandemic response plan by making significant financial investments to adapt to the impacts resulting from COVID-19, which also aligned with evolving local, state, and federal agency guidance.
- As a result of our efforts, we were able to keep our buildings fully operational and accessible throughout the pandemic.

Listened To and Cared For Our Employees

SL Green employees are one of our most important assets. As we navigated through the challenges of COVID-19, SL Green implemented new employee programs, guided by employee input, and physical office space enhancements, in order to keep our employees safe and motivated. These programs included onsite tutors for employees with young children, subsidized daycare and parking expenses and free employee office lunches. As a result of these actions, SLG was one of the first employers in New York City to be able to return 100% of its employees to the office in June 2020.

Demonstrated Leadership in Social Responsibility

In April 2020, SL Green established Food1st, a 501(c)(3) not-for-profit committed to providing meals to first responders and food-insecure New Yorkers, while revitalizing restaurant kitchens throughout the city. We partnered with esteemed chef, Daniel Boulud, who used his own downtown prep kitchen to prepare 1,250 meals daily.

SL Green seeded Food1st with a $1 million initial contribution, with an additional $240,000 contributed by SL Green employees. As of March 31, 2021, Food1st has 30 partner kitchens and has raised nearly $5 million. The not-for-profit has prepared nearly 600,000 meals for those in need, kept over 300 restaurant staff employed, and delivered meals to nearly 150 unique recipient locations across the five boroughs, stimulating economic activity and contributing to alleviate the ongoing food shortage, exacerbated by COVID-19, in New York City.

Continued Execution of SL Green's Stockholder Value Creation Strategy

SL Green management did not stop the execution of its value creation plan because of the pandemic. Instead, management quickly strengthened the Company's resiliency by amassing a $1.0 billion strategic cash reserve, originally expected to be completed over a three-month period by June 30, 2020, but actually achieved 30 days ahead of schedule. This allowed the Company to maintain momentum on numerous redevelopment and development projects in 2020, including the opening of One Vanderbilt, one of NYC's tallest and most eco-friendly office towers, ahead of schedule and under budget.

Highlights of SL Green's 2020 portfolio M&A, redevelopment and development activities and other business activities include:

BUSINESS RESILIENCE & MOMENTUM



Portfolio M&A

MARCH
- Sold **315 West 33rd Street** for **$446.5M**

APRIL
- Launched **"Food1st"** Charity to Provide Food Assistance and Re-Activate Restaurant Kitchens

APRIL - MAY
- Announced **sale of five** debt and preferred **equity assets** for **$259.1M** at an **average price of 99.5% of book value**

MAY
- **Sold** repositioned **609 Fifth Avenue** retail condominium for **$168.0M**

JUNE
- **Sold** 49.5% joint venture interest in **One Madison Avenue**, a **$2.3B project**
- **100% of SLG corporate employees return to headquarters**

SEPTEMBER
- Sold **400 East 58th Street** for **$62.0M**

DECEMBER
- **Sold 410 Tenth Avenue** for **$952.5M**, largest U.S. commercial property sale since March 2020
- **Increased annual Ordinary Dividend by 2.8%** and announced a **Special Dividend of $1.70 per share**

Redevelopment / Development

2020

MARCH
- Announced development of **new 215K sq. foot building** at **15 Beekman**, home to future Pace U. academic center

APRIL
- Announced the **"$1 Billion Dollar Plan"** to amass at least $1.0 Billion strategic cash reserve by June 30, 2020 – **Achieved Plan 30 days ahead of schedule**

MAY
- **Restarted Share Repurchase Program**

SEPTEMBER
- **Opened One Vanderbilt**, NYC's second tallest office building, **ahead of schedule and under budget**

SEPTEMBER
- **Topping off of 185 Broadway**, first residential project in Lower Manhattan to be built under **Affordable NY Housing Program**

NOVEMBER
- **Commenced redevelopment** of **One Madison Avenue**, a premier **1.4M sq. ft office tower** that will anchor Midtown South

As a result of management's actions, SL Green not only continued to pay its dividend in 2020, but also increase its annualized ordinary dividend at the beginning of 2021 by 2.8% to $3.64 per share, marking the tenth consecutive annual increase, and declared a special stock dividend of $1.70 per share in December 2020. And while SL Green initially paused its stock repurchase program in mid-March, the Company restarted the program in May 2020 and completed approximately $559.5 million of share repurchases and operating partnership unit redemptions in 2020, reflecting confidence in SL Green's business resiliency and prospects for the future.

Compensation Committee Deliberations and Decisions in Response to COVID-19

In January 2020, the Compensation Committee, or the Committee, developed and adopted targets for 2020 performance-based cash and equity incentives based on our strategic priorities at the time and expectations for 2020 performance as reflected in our publicly disclosed financial guidance. Over the next several months, with the onset and increasing intensity of the pandemic, it became clear that our strategic priorities for 2020 needed to shift significantly from those that were initially established, and that many of the assumptions and expectations underlying our financial guidance had significantly changed. In April 2020, the Company released revised financial guidance reflecting an overall reduction and a much wider range in expected FFO for 2020. As a result, the Committee recognized that the targets that had been initially adopted for our 2020 performance-based cash and equity incentives were unlikely to appropriately measure our executives' performance for 2020.

No Changes to Annual and Long-Term Incentive Goals, Structure and Vesting

Throughout the year, the Committee evaluated several options including whether to make changes to the incentive structure to adjust 2020 performance-based targets to align with our revised financial guidance. Ultimately, the Committee determined not to adjust any of these targets or modify the structure of any outstanding performance-based compensation elements. Instead, the Committee decided to review our executives' compensation on a holistic basis at the end of the year, at which point it could assess whether formulaic payouts were commensurate with the Company's and executives' achievements.

Annual Cash Bonus

At the end of 2020, the Committee assessed our performance relative to the goals established in January 2020 for the formulaic annual cash bonus program for our CEO and President. This assessment resulted in payouts for our CEO and President that were well below target and over 70% lower than the payouts for the previous year. Although the Committee did not revise any of the targets under the formulaic annual cash bonus program, the Committee did consider what the payouts would have been utilizing targets that more closely aligned with the revised financial guidance that we released in April 2020. If performance had been measured using these revised performance target, the overall payouts would have significantly exceeded target amounts.

After significant deliberation, the Committee determined that simply relying on a formulaic determination of annual cash bonuses using the targets originally established in January 2020 would fail to recognize the efforts that our CEO and President undertook to ensure the success of the Company as well as the protection of long-term stockholder value in response to the challenges presented by the pandemic. The Committee recognized that the impact of SL Green's strategic dispositions, active redevelopment / development projects and philanthropic actions would not be appropriately captured by the formulaic targets established prior to the onset of the COVID-19 pandemic, despite benefiting all stakeholders. However, the Committee also determined that, in light of the real short-term decline in our stock price and operating performance during 2020, it also would not be appropriate to provide for total bonuses in excess of target, notwithstanding that an evaluation of our performance as measured against our revised financial guidance might suggest that would be an appropriate result.

The Committee decided that, on balance, using the formulaic performance against the preset goals was an appropriate starting point, and that the resulting amounts should be supplemented to appropriately recognize management's significant efforts that protected shareholder value in the face of the unprecedented challenges caused by the COVID-19 pandemic. Final annual bonuses awarded to Messrs. Holliday and Mathias for 2020, consisting of the earned formulaic amounts and additional discretionary amounts, equaled the target amounts established in January 2020. These amounts were approximately 22% lower for Mr. Holliday and 20% lower for Mr. Mathias than the annual cash bonus awards earned for 2019, which were determined on a 100% formulaic basis. Similarly, Messrs. DiLiberto and Levine received annual cash bonus amounts for 2020 that were approximately 5-10% lower than the amounts earned by each executive for 2019.

Annual Long-Term Incentive Program

Our annual long-term incentive program for 2020 included a performance-based award component and a time-based award component. The performance-based awards were granted on a prospective basis in January 2020, before the onset of the COVID-19 pandemic, and were intended to motivate our executives to achieve short-term operational goals while also building long-term shareholder returns. The time-based awards were granted in early 2021, with the value of the grants based on each executive's target award amount and the performance of the Company and each executive during 2020.

Long-Term Incentive Program - 2020 Performance-Based Awards

In line with its commitment to performance-based incentives, the Committee determined the amount of the annual time-based wards to be granted in early 2021 based on its assessment of the performance of the Company and each executive during 2020. In early 2021, the Committee determined the portion of these awards that were earned based on our

operational performance in 2020 as compared to the performance targets initially established in early 2020. At that time, the Committee also decided not to make any adjustment to the TSR hurdles applicable to these awards, notwithstanding the adverse impact the COVID-19 pandemic was having on the ability to achieve these hurdles.

Long-Term Incentive Program – 2020 Time-Based Awards

Consistent with the intended structure of the annual long-term incentive program, the Committee took into account the performance of the Company and each executive when determining the value of annual time-based awards for 2020, which were granted in early 2021. In making these time-based awards, the Committee also considered the impact of the COVID-19 pandemic on the value of the overall compensation received by each executive.

The Committee determined to grant time-based equity awards to our CEO and President that were above target, primarily as a result of their performance during 2020 both in response to the COVID-19 pandemic and in achieving numerous other business goals, as well as the impact of the COVID-19 pandemic on other elements of their compensation for 2020. These equity awards, which derive their value purely from our stock performance, will focus our executives on TSR growth while also strengthening retention given the three-year vesting and additional post-vesting holding requirements of these awards.

Aggregate Impact of Compensation Committee Decisions

The overall result intended by the Committee, after factoring in the above-target, time-based equity awards and the impact of the pandemic on performance-based compensation elements, was an approximately 10% reduction in 2020 compensation as compared to 2019 compensation for each of our CEO and President. The Committee calculated this reduction based on the actual value of compensation for each year determined in the manner described below under "2020 CEO Compensation." The Committee viewed this overall reduction as the appropriate balance between the continued motivation of our senior leadership, the recognition of our executives' extraordinary achievements in very challenging circumstances and the decline in our stock price and operating performance during 2020.

2020 Executive Compensation

At the heart of our executive compensation philosophy is a commitment to variable, incentive-based pay that aligns shareholder value with the economic interests of our management team. For 2020, approximately 75% of our CEO's compensation and approximately 66% of the annual compensation paid to our other named executive officers was in the form of multi-year time-based and performance-based equity grants.

Majority of 2020 Pay at Risk


Chief Executive Officer Pay Mix
Base Salary 8.5%
Cash Bonus 17.0%
Time-Based Equity Awards 57.3%
Performance-Based Equity Awards 17.3%
Variable Incentive Pay (91.5%)
Other Named Executive Officer Pay Mix
Base Salary 10.9%
Cash Bonus 23.4%
Time-Based Equity Awards 50.5%
Performance-Based Equity Awards 15.3%
Variable Incentive Pay (89.1%)

Majority of 2020 Compensation Paid in Equity

	CEO	Other NEOs
Equity Compensation • Performance-Based Equity Awards • Time-Based Equity Awards	**74.5%**	**65.7%**
Cash Compensation • Base Salary • Cash Bonus	**25.5%**	**34.3%**

Components of Compensation for CEO and President

Beginning in January 2019 – when our Chief Executive Officer's and our President's new employment agreements became effective – their compensation was simplified with enhanced transparency and improved long-term orientation.

	Pay Element	Key Changes / Characteristics
Fixed	Base Salary	• Only fixed component of compensation awarded to our CEO and President, which reflects the scope of each executive officer's duties and responsibilities taking into account the competitive market compensation paid by other companies for similar positions
Annual Incentives	Annual Cash Bonus	• 100% formulaic based on specific performance criteria and weightings that link to our strategy
Long-Term Incentives	Performance-Based LTIP Units	• 50% based on performance against annual operating goals (Manhattan same store office occupancy, Manhattan office leasing volume, debt/EBITDA and funds available for distribution ("FAD")) determined by the Committee subject to modifier measured on absolute TSR over three-year performance period • 50% based on relative TSR over three-year performance period
	Time-Based Equity Award	• Annual target amount disclosed in connection with new contracts • Adjustments to target amount to be determined by the Committee, based on the short-term and long-term performance of our Company and the executive; subject to three-year ratable vesting and a no-sell restriction for three years after grant date

During 2020, the Committee generally retained this overall structure for our CEO and President, except that the Committee determined to supplement the formulaic bonus earned by our CEO and President with a discretionary bonus in light of the extraordinary impacts of the COVID-19 pandemic.

Stockholder Engagement and Responsiveness

The Committee has continued its robust stockholder engagement program to solicit stockholder perspectives on our executive compensation programs. As part of this engagement program, since the 2020 annual meeting of stockholders, we contacted stockholders accounting for approximately 65% of our shares outstanding, as well as proxy advisory services ISS and Glass Lewis. Discussions held by the Company with stockholders were all led by the Chair of the Compensation Committee.

The feedback we received in these meetings was shared with the Committee and the entire Board. Stockholders were supportive of the Committee's approach to retain 2020 preset goals for annual incentives and utilize discretion to adjust final payouts. We also received favorable feedback on the Committee's decision to make no changes to the performance-based vesting conditions of our long-term equity awards, the Committee's use of equity to better reflect executive and Company performance in light of the pandemic, and the continued transparency into the compensation program.

2020 Represents Completion of the Transition From Legacy Compensation

Our 2020 advisory vote on executive compensation was approved with approximately 89.1% of the votes cast in favor. This substantial increase from 2018 and 2019 was viewed by the Committee as an indication of our stockholders' support for the significant changes made to our executive compensation programs beginning in 2019.

Our prior proxy statements detailed stockholders' feedback and the actions the Committee took to address investors' perspectives on our executive compensation program. With these changes, the Committee has significantly simplified the structure of our compensation program by reducing the overall number of components of compensation from seven to four and enhancing the transparency of our compensation program so that stockholders can better recognize how pay is linked with performance.

The Committee remains committed to ensuring that executive compensation is performance-based and creates a strong alignment of management and stockholder interests, while attracting and retaining top talent in a market that is highly competitive for New York City commercial real estate management.

To that end, the Committee continues to be dedicated to the redesigned compensation structure outlined in our 2018 proxy statement that provides for just four pay elements: Base Salary, Performance-Based Annual Cash Bonus, Performance-Based LTIP Units, and Time-Based LTIP Units.

Most importantly, from 2020 onwards, executive compensation will only include the following four pay elements – base salary, annual incentive, performance equity and time-based equity (except for Mr. DiLiberto, whose employment agreement that was in effect during 2020 was put in place prior to the redesigned program). The table below details how the compensation program and elements for our CEO have evolved over recent years, and culminating with the simplified and performance-focused pay elements in 2020.

Transition Away from Legacy Compensation

	2016	2017	2018	2019	2020
	Marc Holliday Employment Agreement (Term 1/18/16 to 1/17/19)			Marc Holliday Employment Agreement (Term 1/18/19 to 1/17/22)	
Base Salary	$1.35 million	$1.35 million	Reduced to $1.25 million, pursuant to 2019 employment agreement	$1.25 million	$1.25 million
Annual Cash Bonus	Target: 2 times base salary ($2.5 million)	Target: 2 times base salary ($2.7 million)	Target: 2 times base salary ($2.5 million)	Target: 2 times base salary ($2.5 million)	Target: 2 times base salary ($2.5 million)
Annual Equity Bonus	Units valued at $3.4 million; Granted in 2017 fully vested based on 2016 Performance	Units valued at $4.5 million; Granted in 2018 fully vested based on 2017 Performance	Units valued at $3.5 million; Granted in 2019 fully vested based on 2018 Performance / Eliminated for 2019 onward		Eliminated
Deferred Compensation	$750,000	$750,000	$750,000	Eliminated	Eliminated
Outperformance Plan	Awards for three-year performance period ending August 31, 2017 expired unearned			Eliminated	Eliminated
Class O LTIP units	105,000 units	105,000 units	Eliminated	Eliminated	Eliminated
Contract Equity Awards	76,980 units valued at $6.9 million / Granted 2017 based on 2016 Company performance under 2016 agreement / Granted 2018 based on cumulative 2016 and 2017 Company performance under 2016 agreement / Granted 2019 based on cumulative 2016, 2017, and 2018 Company performance under 2016 agreement		61,584 units valued at $4.9 million	Eliminated for 2019 onward / 61,584 units valued at $4.4 million	Eliminated
Performance-Based LTIP Units				Target: $7.5 million; 3-year performance period 2019-2021	Target: $7.5 million; 3-year performance period 2020-2022
Time-Based LTIP Units				2019 performance, subject	Granted 2020 for to 3-year vesting

2020 CEO Compensation

The following table compares the 2020 CEO compensation amounts required by SEC rules to be shown in the Summary Compensation Table, or SCT, to the target amounts awarded by the Committee for 2020, the actual value of that compensation as of December 31, 2020, and the actual value of compensation awarded for 2019 as of December 31, 2019. Because SEC rules require that the SCT include equity awards granted in 2020 based on 2019 performance and exclude equity awards granted in 2021 for 2020 performance, we believe this presentation provides investors with a clearer understanding of the compensation decisions made by the Committee for 2020.

	2020 CEO Compensation			2019 CEO Compensation
Element of Compensation	Summary Compensation Table	Target Compensation	Actual Compensation (at 12/31/2020)	Actual Compensation (at 12/31/2019)
Base Salary	$ 1,250,000	$ 1,250,000	$ 1,250,000	$ 1,250,000
Annual Cash Bonus[1]	$ 1,250,001	$ 2,500,000	$ 2,500,000	$ 3,215,000
Annual Equity Bonus[2]	$ 982,595	—	—	—
Annual Time-Based Award[3]	$ 4,074,642	$ 4,500,000	$ 8,432,750	$ 4,500,000
Annual Performance-Based Award[4]	$ 7,586,073	$ 7,500,000	$ 2,544,412	$ 7,150,469
Other Compensation	$ 51,415	$ 51,415	$ 51,415	$ 49,815
Total	$ 15,194,726	$ 15,801,415	$ 14,778,577	$ 16,165,284

(1) The SCT amount reflects the amount paid in cash based on our CEO's election to receive 50% of his annual cash bonus in equity and 50% in cash.

(2) The SCT amount reflects the grant date fair value of equity awards granted to our CEO for 2020 annual cash bonus based on our CEO's election to receive 50% of his annual cash bonus in equity and 50% in cash.

(3) The SCT amount reflects the grant date fair value of equity awards granted for 2019 performance in 2020 as opposed to the target value of awards granted for 2020 or 2019, as applicable. In each case, the awards were subject to time-based vesting over three years.

(4) For Actual Compensation (at 12/31/2020) and Actual Compensation (at 12/31/2019), Annual Performance-Based Awards are shown based on the value, as of December 31st of the applicable year for which such awards were granted, of the number of units that were earned based on operational performance through such date, including the impact of the absolute TSR modifier that will apply at the conclusion of the full performance period assuming absolute TSR continued at the same rate as had occurred from the beginning of the performance period through such date. Actual Compensation does not include any amounts for the portion of the Annual Performance-Based Awards that may be earned based on relative TSR performance over the full performance period. The SCT amount represents the grant date accounting value.

As described more fully above in "Compensation Committee Deliberations and Decisions in Response to COVID-19" and below in "2020 Pay Outcomes," our named executive officers responded admirably to the unprecedented challenges brought about by the COVID-19 pandemic. Led by our CEO, we successfully executed a number of strategic initiatives and advanced our overall business objectives, including the effective deployment of our business resiliency plans, keeping our properties open and operating, and performing well against our strategic goals for 2020. At the same time, the Company's overall financial performance was below original expectations due to the impact of COVID-19, and our stock price declined significantly. Given management's success notwithstanding the pandemic, the Committee exercised its discretion to increase our CEO's aggregate cash bonus to equal his target annual cash bonus and to grant our CEO's annual time-based equity award at a level above the target amount.

The aggregate effect of these decisions was to provide our CEO with actual compensation for 2020 that was approximately 10% below the projected economic value of our CEO's 2019 total compensation as of December 31, 2019, as reflected in the table above. The extent of this reduction appropriately recognized our CEO's strong leadership during a period of unprecedented challenges arising from the COVID-19 pandemic while not compromising the fundamental pay-for-performance values that are at the core of our compensation philosophy.

Our Executive Compensation Philosophy

We adopted an executive compensation philosophy that rewards the achievement of annual and long-term goals of both the Company and individual executives, while achieving the following objectives:

- providing performance-based incentives that create a strong alignment of management and stockholder interests
- attracting and retaining top talent in a market that is highly competitive for New York City commercial real estate management
- motivating our executives to achieve, and reward them for achieving, superior performance
- achieving an appropriate balance between risk and reward in our compensation programs that does not create incentives for unnecessary or excessive risk taking
- fostering the dedication required to succeed against our competitors, while maintaining low overall general and administrative expense

In order to reach these goals, the Committee, in consultation with our Chief Executive Officer and the Committee's independent compensation consultant, adopted executive compensation practices that promote a pay-for-performance philosophy. Our primary business objective of maximizing TSR through growth in FFO while seeking appreciation in the value of our investment properties demands a long-term focus. Therefore, on both a current and historical basis, our executive compensation programs are based heavily on the achievement of both annual and multi-year performance measures.

Competitive Market for Talent

In the market for talent and compensation, SLG is most comparable to real estate companies and other complex financial services-related industries. We evaluate our compensation in the same way: as a "fee, expense or load." To that end, we evaluate our compensation relative to our total assets and revenue – fundamental performance metrics that industry analysts use to measure efficiency and the effectiveness of management teams.

As a REIT focused specifically on real estate in New York City – a high cost and very complex market – we compete with companies, both public and private, for a small number of talented executives. Among the top 15 New York City real estate companies – in terms of Manhattan office-space ownership – only a handful of those companies, including SL Green, are public. Many of our competitors are private companies and are not required to publicly disclose their compensation arrangements.

Given the unique nature of our company – manifested by three primary characteristics: Active and Engaged Business Strategy, Operations on Multiple Platforms, and NYC-Focused Business Model – the Committee is continuously evaluating our executive compensation program to ensure that it aligns with our current business priorities and external market factors.

Compensation Practices

We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders. The following are key features of our executive compensation programs, reflecting changes we have adopted following our extensive stockholder outreach:

WHAT WE DO	WHAT WE DON'T DO
✓ Pay for performance and create alignment with stockholders	✗ No dividends or distributions paid on unearned equity awards subject to performance-based vesting
✓ Include robust hurdles in our incentive plans	✗ No excise tax gross-up provisions
✓ Pay a majority of total compensation for our CEO and named executive officers in equity	✗ No repricing of stock options
✓ Follow robust equity ownership guidelines for our directors and named executive officers	✗ No single trigger cash severance or accelerated vesting in connection with a change in control
✓ Impose a clawback policy with respect to incentive payments	✗ Don't allow directors or officers to hedge our securities
✓ Require a double trigger for cash severance and accelerated vesting in connection with a change in control	

Our 2020 Executive Compensation Program

For 2020, our named executive officers' compensation had four components:

- annual base salary;
- annual cash bonus;
- performance-based long-term equity incentive awards; and
- time-based long-term equity incentive awards.

Although the unprecedented impact of the COVID-19 pandemic required the Committee to adapt its compensation program for 2020, the Committee stayed true to the fundamental principles embodied in its 2019 compensation program, which garnered significant shareholder support.

This compensation structure is the culmination of our extensive, multi-year shareholder outreach program. For several years, we listened to shareholder concerns about the complexity and lack of transparency in our prior compensation programs and the Committee took thoughtful and decisive action to respond to each of the issues raised by our shareholders. As a result, we transformed our compensation programs to align with shareholder feedback, while maintaining an overall incentive structure that is flexible and attractive enough to retain our strong senior management team in the competitive New York City market.

Through the outreach process, we reduced the number of compensation elements used for our executive officers from seven to four, increased transparency through the use of incentives driven by company performance and enhanced the connection between pay and performance by eliminating retesting features, focusing on multi-year performance periods and eliminating guaranteed equity grants. As a result, we have seen increased shareholder support for our say-on-pay vote each year since 2016:

Compensation Year:	2016	2017	2018	2019
Shareholder Support for Say on Pay Vote:	42.8%	60.7%	83.5%	89.1%

These elements of compensation are built into the employment agreements we entered into with our CEO, President and General Counsel in 2018. Our CFO's employment agreement in effect during 2020 was entered into in early 2018 before we had completed the restructuring of our named executive officers' compensation and, accordingly, the long-term equity incentive awards Mr. DiLiberto received upon entering into that agreement include certain features that we have removed from our other executives' current employment agreements.

Foremost, we continue to emphasize variable pay, which constitutes the vast majority of our executives' compensation, and allows the Committee to reward superior performance, while the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with those of our stockholders.

	Pay Element	Key Characteristics
Fixed	Annual Base Salary	• Reflects the scope of each executive officer's duties and responsibilities taking into account the competitive market compensation paid by other companies for similar positions
Variable	Annual Cash Bonus	• Formulaic payout for our CEO and President, based on specific performance criteria linked to our strategy, with discretionary payouts as appropriate in exceptional circumstances; discretionary for our other named executive officers
	Performance-Based Equity Awards	• Performance-based equity award that can be earned based on (i) operational measures with an absolute TSR modifier (50%) and (ii) relative TSR (50%) (with no "retesting" feature)
	Time-Based Equity Awards	• Time-based equity award ensures the alignment of the interests of our executives with those of long-term stockholders, with actual amounts granted based on a rigorous assessment of each executive's performance during the most recent fiscal year and other factors

In designing the performance-based portions of our variable pay structure, we carefully select performance criteria across not just a range of financial and corporate goals but also a range of performance periods. Taken together, these criteria aim to account for the complexities of operating our business over both the short-term and the long-term. Our overall strategic vision is built upon sustainable, long-term growth.

The Committee does not believe that there is a one-size fits all solution to either performance goals or performance periods. Striking the right balance requires that we establish performance goals that incentivize our executive officers to strive for excellence no matter the time horizon. We aim to accomplish this objective by rationally linking the sum of the component parts of our compensation structure not just to the way our executive officers think about our business but also to the way that our shareholders think about value.

As a result, we adopted a blended approach to both performance goals and performance periods. We believe this appropriately focuses our management team to deliver both short-term results and long-term returns.

	Annual Cash Bonus	Annual Equity Awards (Operational Component)	Annual Equity Award (Relative Component)
Period	One year	One year with three-year modifier	Three years
Objectives	• Normalized FFO per share • Annual same-store cash NOI growth • Dividend growth • G&A expense	• Funds available for distribution • Debt/EBITDA ratio • Manhattan office same store leased occupancy • Manhattan office leasing volume • Absolute TSR (three-year modifier)	• TSR Relative to SNL Office REIT Index • TSR Relative to a group of NYC peers



Shorter Performance Period (performance metrics within management's scope and visibility)

Longer Performance Period (performance metrics that align with the creation of stockholder value)

The alignment of the payouts with outcomes for our stockholders is underscored by the fact that the Company's three-year absolute TSR modifier would result in a downward adjustment of 12.5% for performance-based equity awards granted in 2019 and 2020 had the performance period ended on December 31, 2020.

In a similar way, the Committee also views annual time-based awards as another opportunity to incentivize performance, create meaningful alignment between executives and shareholders, and retain key employees. Each year, for named executive officers with employment agreements that provide for an annual time-based award, the Committee takes a holistic view of both the achievements of the Company and each individual executive during the prior fiscal year, considering objective and subjective performance as well as the successful advancement of a wide range of short- and long-term strategic goals, to determine the appropriate time-based grant for each executive relative to the target amount set forth in such executive's employment agreement. For 2020, the Committee also considered the impact of the COVID-19 pandemic on the projected economic value of other elements of compensation to ensure that each executive would continue to be properly incentivized as they guide the Company forward.

2020 Pay Outcomes

Annual Base Salary

Base salaries are established at levels intended to reflect the scope of each executive's duties and responsibilities and further take into account the competitive market compensation paid by comparable companies for similar positions. Since such salaries are not based on performance, they are intentionally structured to be a relatively low percentage of total compensation.

We made no changes to the base salaries of our named executive officers for 2020. The following table sets forth the annual base salaries for our named executive officers for 2019 and 2020.

Executive	2019 Base Salary	2020 Base Salary	% Change
Marc Holliday	$ 1,250,000	$ 1,250,000	—
Andrew Mathias	$ 950,000	$ 950,000	—
Matthew J. DiLiberto	$ 550,000	$ 550,000	—
Andrew S. Levine	$ 580,000	$ 580,000	—

Annual Cash Bonus (Formulaic - CEO and President)

We pay annual incentive awards in the form of annual cash bonuses to reward our named executive officers for achieving key corporate financial and operational objectives and individual goals. A portion of the annual cash bonuses paid to our CEO and President for 2020 were determined pursuant to our formulaic annual cash bonus program. Under this program, the Committee established specific threshold, target and maximum cash bonus amounts that each executive officer could earn for 2020 and established specific performance criteria that were to be used in a formulaic manner to determine 100% of each of these executives' cash bonuses.

In prior years, our annual cash bonus program for our CEO and President was 100% formulaic, but, as discussed below, the Committee awarded supplemental discretionary bonuses for 2020 in light of the impact of the COVID-19 pandemic that arose after the formulaic objectives were established in January 2020. Due to these extraordinary events, the original targets failed to align with the new priorities that emerged throughout the year as the pandemic unfolded and therefore the Committee felt it was necessary and appropriate to take into account a range of additional factors when determining final bonus amounts for 2020.

For 2020, each of Messrs. Holliday and Mathias were initially eligible to earn the following percentages of their base salary (with linear interpolation used to determine the percentage earned for performance that falls between threshold, target and/or maximum):

Executive	Threshold	Target	Maximum
Marc Holliday	50%	200%	300%
Andrew Mathias	50%	175%	250%

A portion of each executive's total annual cash bonus was determined in a formulaic manner based on the level of achievement of a number of performance criteria as compared to the level established in advance by the Committee. The following sets forth the specific performance criteria selected for 2020, the relative weighting of each, the threshold, target and maximum performance levels established by the Committee in advance for each, and our projected 2020 results for each, which were used to determine the payout amounts in December 2020.

Performance Criteria	2020 Weighting Levels	Threshold	Target	Maximum	2020 Projected Performance[1]
Normalized FFO per share	30.0%	$ 7.10	$ 7.25	$ 7.35	$ 6.85
Annual same-store cash NOI growth[2]	30.0%	0.875%	2.000%	2.750%	-1.30%
Dividend growth	30.0%	2.00%	3.50%	4.50%	2.80%
G&A expense (in millions)	10.0%	$ 104.00	$ 101.00	$ 99.00	$ 90.70

(1) Consistent with the timing of prior years, payouts and determinations under the annual cash bonus program were made in December 2020 based on a combination of actual results through that point in time and estimates of full-year results. In prior years, to the extent actual full year performance differed from estimated performance, the Committee adjusted cash bonus payments in the following year, but, for 2020, the Committee will make no adjustments due to the supplemental discretionary bonuses made for 2020.

(2) Excludes lease termination income and free rent at 1515 Broadway.

These performance criteria were chosen by the Committee because they are key drivers of stockholder value creation:

- **FFO per share:** is a widely-used non-GAAP measure of earnings performance for REITs, used both by investors and our management, and a key financial measure for which we provide guidance.
- **Annual same-store cash NOI growth:** cash NOI is a key metric used to evaluate the operating performance of our properties. Same-store cash NOI is used to evaluate the operating performance of the properties owned by us in a similar manner in both reporting periods (year over year).
- **Dividend growth:** represents a key measure of the income we return to stockholders each year.
- **G&A expense:** represents corporate overhead and is a key efficiency metric impacting the overall profitability and value of the Company.

For 2020, consistent with our pay-for-performance compensation philosophy and the goals established for prior years, the Committee set rigorous performance goals based on the Company's guidance and internal projections that required the Company to deliver strong financial and operating performance and accretive value to stockholders to achieve payouts above target levels.

For purposes of determining the formulaic annual cash bonus payable to our CEO and President for 2020, the Committee retained the above performance targets, even as it became apparent during the early stages of the COVID-19 pandemic that these goals would not and could not accurately capture the Company's performance during 2020. While the Company revised its guidance in April 2020, the Committee determined it was more prudent to assess performance at the end of the year on a holistic basis and consider the need for supplemental discretionary bonuses at that time rather than changing preset goals before the full impact of the pandemic became clear.

The following table reflects the 2020 formulaic cash bonuses awarded to Messrs. Holliday and Mathias pursuant to our annual cash bonus program, presented based on the percentages of each executive's target bonus:

Executive	Target 2020 Cash Bonus ($)	Actual 2020 Cash Bonus (% of Target)[1]	Actual 2020 Cash Bonus ($)	Actual 2019 Cash Bonus ($)	% Change
Marc Holliday	$ 2,500,000	34.50%	$ 862,500	$ 3,215,000	-73.17%
Andrew Mathias	$ 1,662,500	34.57%	$ 574,750	$ 2,070,050	-72.23%

(1) Consistent with the timing of prior years, payouts and determinations under the annual cash bonus program were made in December 2020 based on a combination of actual results through that point in time and estimates of full-year results.

Annual Cash Bonus (Discretionary – All Named Executive Officers)

For 2020, the Committee determined that it was appropriate to award discretionary bonuses to each of our named executive officers. This decision was a departure from prior years, where Messrs. Holliday and Mathias received 100% formulaic bonuses and only bonuses for Messrs. DiLiberto and Levine were determined by the Committee in its discretion. The Committee assessed the same formulaic criteria as those set forth above under our 2020 formulaic annual cash bonus program, as well as additional factors relating to the long-term and short-term performance of our Company and the executive, the Committee's view of appropriate annual incentive awards in light of the executive's historical compensation, skill, experience and position, competitive market factors and other factors as were determined appropriate by the Committee.

In particular, in making these awards for 2020, the Committee sought to find a balance between:

- rewarding executives for their contributions towards the significant operational achievements attained during the year despite the unique challenges brought about by the COVID-19 pandemic;

- ensuring that annual incentive award and total compensation amounts were in line with the prevailing market levels and addressed recruitment and retention needs in the competitive New York City commercial real estate markets where we actively compete for business opportunities and executive talent, including some companies and firms that are not publicly-traded;

- continuing to ensure our compensation programs create alignment of management and stockholder interests by appropriately rewarding our named executive officers for the attainment of performance achievements that drive long-term value creation;

- recognizing the significant decline in our stock price during 2020 and the adverse impact on short-term stockholder returns;

- taking into account our performance as compared to specific company goals and objectives for 2020 that were presented at our annual investor conference in December 2019, including financial goals, achievement of leasing and occupancy targets, investing activities such as strategic acquisitions and dispositions and share repurchases, execution of our debt and preferred equity platform, joint venture and development milestones and the furtherance of our ESG initiatives, also as viewed through the lens of the COVID-19 pandemic; and

- giving weight to the additional priorities that emerged during the course of the year as the pandemic unfolded and our responses to those changed circumstances, such as the successful deployment of our pandemic response plan and other business resiliency initiatives, our focus on employee and tenant wellness and our leadership in social responsibility.

The table below sets forth the annual bonus awards that were granted to our named executive officers for 2019 and 2020:

Executive	2020 Discretionary Bonus ($)	2020 Formulaic Bonus ($)	Aggregate 2020 Bonus ($)	2019 Bonus ($)[1]	% Change
Marc Holliday	$ 1,637,500	$ 862,500	$ 2,500,000	$ 3,215,000	-22.24%
Andrew Mathias	$ 1,087,750	$ 574,750	$ 1,662,500	$ 2,070,050	-19.69%
Matthew J. DiLiberto	$ 1,710,000	—	$ 1,710,000	$ 1,800,000	-5.00%
Andrew S. Levine	$ 1,075,000	—	$ 1,075,000	$ 1,175,000	-8.51%

(1) Represents 100% formulaic bonus amounts for Messrs. Holliday and Mathias and discretionary bonus amounts for Messrs. DiLiberto and Levine.

For 2020, the Committee used its discretion to pay aggregate bonus amounts to Messrs. Holliday and Mathias equal to the initially established target bonuses that could be earned pursuant to the formulaic cash bonus program. The aggregate amounts awarded constitute a substantial reduction from both the amounts earned by each executive in 2019, as well as the amounts that Messrs. Holliday and Mathias would have earned had the Committee modified the formulaic bonus goals to track the Company's revised guidance issued in April 2020 after the onset of the pandemic. Pay for performance is an underlying principle of our compensation philosophy, and the Committee ultimately determined that bonus payments above target levels were not appropriate during a year in which overall financial and operational performance was below original expectations and our stock price declined significantly.

Similarly, the Committee awarded reduced annual bonus amounts to Messrs. DiLiberto and Levine. The bonuses paid to Messrs. Holliday and Mathias were paid in December 2020 while the bonus paid to Messrs. DiLiberto and Levine were paid in early 2021. The bonuses were paid in the form of cash and LTIP units that were vested upon grant, but remain subject to no-sell restrictions until three years after their grant date as set forth below:

Executive	2020 Bonus Paid in Cash ($)	2020 Bonus Paid in LTIP Units (#)
Marc Holliday	$ 1,250,001	20,475
Andrew Mathias	—	27,231
Matthew J. DiLiberto	$ 1,710,000	—
Andrew S. Levine	—	17,697

For Messrs. DiLiberto and Levine, the Committee granted time-based cash awards in 2017 of $1,500,000 and $2,000,000, respectively, to aid with retention and provide further incentive for future performance. The remaining half of the award vested on December 31, 2020 and was paid in February 2021.

2020 Equity Incentive Awards Targets

For 2020, long-term equity incentives were provided to our named executive officers through the grant of performance-based LTIP units and time-based LTIP units in connection with employment agreements. The majority of these awards included performance-based vesting hurdles.

As mentioned above, in response to feedback that we received during stockholder engagements meetings, we simplified our long-term equity incentive award program such that, for 2020, this program consisted solely of grants of performance-based equity awards with multi-year performance criteria and time-based equity awards that vest based on continued service as described in more detail below. The target amounts of performance-based equity awards and time-based equity awards for each of Messrs. Holliday, Mathias and Levine for 2020 are set forth below:

Executive	Target Equity Award Amounts		
	Performance-Based	Time-Based	Total
Marc Holliday	$ 7,500,000	$ 4,500,000	$ 12,000,000
Andrew Mathias	$ 6,000,000	$ 3,500,000	$ 9,500,000
Andrew S. Levine	—	$ 1,300,000	$ 1,300,000

The target amounts of the performance-based and time-based equity awards for Messrs. Holliday, Mathias and Levine reflect amounts agreed to in each executive's employment agreement. The target value of the performance-based equity awards for each of Messrs. Holliday and Mathias is more than 60% of the total annual target value of each executive's long-term equity incentive awards. The terms of these performance-based and time-based equity awards are described in more detail below.

Mr. Levine's employment agreement does not provide for a target annual performance-based equity grant, but he is eligible to participate, at the Committee's discretion, in our annual long-term performance-based equity award program. Mr. DiLiberto's employment agreement that was in effect during 2020 was entered into before the Committee implemented these changes to our long-term equity incentive award program. Given that Mr. DiLiberto received a long-term equity award in connection with the signing of that employment agreement in 2018, Mr. DiLiberto does not currently participate in this aspect of our long-term equity incentive award program. However, like Mr. Levine, Mr. DiLiberto was eligible to participate in our annual long-term performance-based equity award program at the Committee's discretion.

2020 Performance-Based Equity Awards

During 2020, we made annual awards of performance-based LTIP units to each of our named executive officers, 50% of which may be earned based on our relative TSR performance over a three-year period and 50% of which may be earned based on achievement of specified operating performance criteria over a one-year period, with a further modifier based on absolute TSR over a three-year period. For 2020, we further bifurcated the portion of the award that may be earned based on our relative TSR performance between the SNL Office Index (two-thirds) and a custom New York City peer group (one-third) comprised of six companies with office and/or retail commercial real estate portfolios concentrated in the New York City market. We made this change in order to more closely tie the earning of this portion of our performance-based LTIP units to our TSR performance relative to companies that were most directly comparable to us.

In addition to the achievement of performance-based vesting hurdles, vesting of the awards will also be subject to continued employment, subject to acceleration in certain circumstances. Earned LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2022, and 50% on each of December 31, 2022 and December 31, 2023, for Messrs. DiLiberto and Levine.

The following tables set forth the structure of the performance-based LTIP units granted to our named executive officers in 2020:

SNL Office Index Relative TSR Component (33.33% of Total Award)

Level	Percentage of Target Amount Earned	Relative TSR (Three Years)
Threshold	50%	33rd percentile of SNL Office Index Companies
Target	100%	50th percentile of SNL Office Index Companies
Maximum	225%	67th percentile of SNL Office Index Companies

NYC Peer Group Relative TSR Component (16.67% of Total Award)[1]

Level	Percentage of Target Amount Earned	Relative TSR (Three Years)
Threshold	50%	33rd percentile of NYC Peer Group Companies
Target	100%	50th percentile of NYC Peer Group Companies
Maximum	225%	67th percentile of NYC Peer Group Companies

Operational Performance Component (50% of Total Award)

Operational Performance Goals (One Year)

Level	Percentage of Target Amount Earned	Operational Performance Goals (weighting)
Threshold	50%	• Funds Available for Distribution (25%)
Target	100%	• Debt/EBITDA Ratio (25%) • Manhattan Office Same Store Leased Occupancy (25%)
Maximum	200%	• Manhattan Office Leasing Volume (25%)

Absolute TSR Modifier (Three Years) (Only Modifies Operational Performance Component)

Level	Adjustment to Percentage Earned	Absolute TSR Per Year
Threshold	-12.5%	≤ 3.5%
Target	—	5.5%
Maximum	+12.5%	≥ 7.5%

(1) The NYC Peer Group is comprised of the following companies: Acadia Realty Trust, Columbia Property Trust, Inc., Empire State Realty Trust, Inc., Mack-Cali Realty Corporation, Paramount Group, Inc. and Vornado Realty Trust.

In designing our 2020 performance-based equity awards, we carefully selected performance criteria across not just a range of financial and corporate goals but also a range of performance periods that, taken together, aim to account for the complexities of operating our business over both the short-term and the long-term. Striking the right balance requires that we establish performance goals that incentivize our executive officers to strive for excellence no matter the time horizon. We aim to accomplish this objective by rationally linking the sum of the component parts of our compensation structure - not just to the way our executive officers think about our business but also to the way that our shareholders think about value, thereby aligning interests of executives with those of long-term stockholders.

Consistent with the approach taken with respect to the formulaic component of our annual cash bonus program, the Committee maintained the performance goals established in January 2020, rather than adjusting for the impact of the COVID-19 pandemic.

The table below indicates equity award grants made under our 2020 annual performance-based equity award program. For Messrs. Holliday and Mathias, the grants were made in accordance with the terms of the employment agreements that were in effect with each executive during 2020. The awards made to Messrs. DiLiberto and Levine were discretionary based on the Committee's assessment of each executive's historical compensation, skill, experience and position, competitive market factors and other factors deemed appropriate by the Committee.

	Annual Performance-Based LTIP Units								
	Operational Units			Index Relative TSR Units			NYC Relative TSR Units		
Executive	Threshold	Target	Maximum	Threshold	Target	Maximum	Threshold	Target	Maximum
Marc Holliday	17,972	41,078	92,426	13,693	27,386	61,618	6,847	13,693	30,809
Andrew Mathias	14,378	32,863	73,941	10,954	21,908	49,294	5,477	10,954	24,647
Matthew J. DiLiberto	1,331	3,043	6,846	1,014	2,028	4,564	507	1,014	2,282
Andrew S. Levine	1,331	3,043	6,846	1,014	2,028	4,564	507	1,014	2,282

For the 2020 calendar year, each of our named executive officers earned 115.44% of target based on our operational performance relative to each goal. Even in the face of the pandemic, the Company achieved operational success in 2020 and sufficiently outperformed several of these goals so as to achieve above-target performance, as set forth in the table below.

2020 Operational Units Goals	Weight	Threshold Performance	Target Performance	Maximum Performance	Actual Performance	Percentage Earned
Funds Available for Distribution	25%	$360M	$375M	≥$390M	$455M	50.00%
Debt / EBITDA Ratio	25%	7.70x	7.45x	≤7.20x	6.98x	50.00%
Manhattan Office Same-Store Leased Occupancy	25%	95.70%	96.00%	96.30%	93.90%	0.00%
Manhattan Office Leasing Volume	25%	1.3M sf	1.5M sf	1.7M sf	1.35M sf	15.44%
	100%					115.44%

The table below sets forth the number of LTIP units initially earned and the minimum and maximum numbers of LTIP units that may ultimately be earned after the application of the absolute TSR modifier at the end of the three-year performance period. Absolute TSR performance through year-end 2020 is less than 3.5%; therefore, the projected amount earned is the minimum number. This table also shows projected performance with respect to the 2020 relative TSR performance-based awards, based on relative TSR performance as of year-end 2020.

	Earned 2020 Operational Units			Projected 2020 Relative TSR Units	
Executive	Initially Earned (115.44% of Target)	Minimum and Projected (assuming 12.5% downward TSR modifier)	Maximum (assuming 12.5% upward TSR modifier)	Projected Index Relative as of 12/31/2020	Projected NYC Relative as of 12/31/2020
Marc Holliday	47,422	41,494	53,350	15,465	30,809
Andrew Mathias	37,938	33,196	42,680	12,371	24,647
Matthew J. DiLiberto	3,513	3,074	3,952	1,145	2,282
Andrew S. Levine	3,513	3,074	3,952	1,145	2,282

This projected performance highlights our pay-for-performance philosophy and the flexible, dynamic nature of our performance-based awards. The operational units were initially earned at above-target levels based on successful achievement of short-term operational goals. But, based on current TSR performance, the awards are expected to receive the full downward adjustment. Similarly, the awards that may be earned based on performance relative to the SNL Office Index are projected to be earned at only slightly above threshold, illustrating the relative underperformance of the NYC office sector. However, the awards that are eligible to be earned based on our performance relative to our NYC peers are projected to be earned at maximum, reflecting the strength of our NYC portfolio and our management team's ability to navigate the unique challenges facing the overall NYC real estate market during 2020.

2019 Performance-Based Equity Awards

The table below summarizes projected performance with respect to our 2019 performance-based equity awards, a portion of which were earned based on our operational performance through December 31, 2019, and remain subject to an absolute TSR modifier through year-end 2021, and a portion of which may be earned based on our TSR performance relative to the SNL Office Index through year-end 2021. The performance hurdles for each component are identical to those set forth above for our 2020 performance-based equity awards.

As of December 31, 2020, our performance would have resulted in the maximum downward adjustment of LTIP units initially earned based on 2019 operational performance, and in the forfeiture of all 2019 relative TSR performance-based awards, as set forth below:

Executive	Projected 2019 Operational Units as of 12/31/2020	Projected 2019 Relative TSR Units as of 12/31/2020
Marc Holliday	60,530	0
Andrew Mathias	48,423	0
Matthew J. DiLiberto	4,484	0
Andrew S. Levine	4,484	0

2020 Time-Based Equity Awards

In January 2021, we also made annual awards of time-based LTIP units to Messrs. Holliday, Mathias and Levine pursuant to each executive's employment agreement that are subject to vesting over three years, in the case of Messrs. Holliday and Mathias, and over one year in the case of Mr. Levine, with each award vesting ratably on January 1st of each year following the grant of each award. Mr. DiLiberto's employment agreement that was in effect during 2020 did not provide for him to participate in this aspect of our long-term equity incentive award program.

The table below indicates equity award grants made under our 2020 annual time-based equity award program.

Executive	Time-based LTIP Units	
	# of Units	Grant Value
Marc Holliday	141,983[1]	$ 8,432,750
Andrew Mathias	110,233[1]	$ 6,547,043
Andrew S. Levine	23,572[2]	$ 1,400,000

(1)   These LTIP units will vest in equal installments on each of January 1, 2022, January 1, 2023 and January 1, 2024.
(2)   These LTIP units will vest on January 1, 2022.

These time-based awards for 2020 exceeded the target amounts of $4,500,000, $3,500,000 and $1,300,000 set forth in the employment agreements for Messrs. Holliday, Mathias and Levine, respectively. In making these awards, the Committee considered the entirety of 2020 compensation and sought to find a balance between:

- rewarding executives for their contributions towards the significant operational achievements attained during the year despite the unique challenges brought about by the COVID-19 pandemic;
- ensuring that annual incentive award and total compensation amounts were in line with the prevailing market levels and addressed recruitment and retention needs in the competitive New York City commercial real estate markets where we actively compete for business opportunities and executive talent, including some companies and firms that are not publicly-traded;
- continuing to ensure our compensation programs create alignment of management and stockholder interests by appropriately rewarding our named executive officers for the attainment of performance achievements that drive long-term value creation;
- recognizing the significant short-term decline in our stock price during 2020 and the adverse impact on short-term stockholder returns;
- taking into account our performance as compared to specific company goals and objectives for 2020 that were presented at our annual investor conference in December 2019, including financial goals, achievement of leasing and occupancy targets, investing activities such as strategic acquisitions and dispositions and share repurchases, execution of our debt and preferred equity platform, joint venture and development milestones and the furtherance of our ESG initiatives, also as viewed through the lens of the COVID-19 pandemic; and
- giving weight to the additional priorities that emerged during the course of the year as the pandemic unfolded and our responses to those changed circumstances, such as the successful deployment of our pandemic response plan and other business resiliency initiatives, our focus on employee and tenant wellness and our leadership in social responsibility.

The aggregate effect of these considerations was that the Committee decided to provide our CEO and President with actual compensation for 2020 that was approximately 10% below the projected economic value of each executive's 2019 total compensation as of December 31, 2019, in each case, determined in the manner described in "2020 Executive Compensation—2020 CEO Compensation," above. This reduction was appropriate to recognize the strong leadership of our CEO and our President during a period of unprecedented challenges arising from the COVID-19 pandemic while not serving to compromise the fundamental pay-for-performance values that are at the core of our compensation philosophy.

Other Compensation Policies and Information

How We Determine Executive Compensation

The Committee determines compensation for our named executive officers and is comprised of four of our independent directors, Lauren B. Dillard (Chair), Edwin T. Burton, III and John S. Levy. John H. Alschuler served as a member of the Committee during fiscal-year 2020 and until April 1, 2021.

Consideration of Say-on-Pay Vote

The Committee considered the results of our 2020 advisory vote on executive compensation and the feedback received through our extensive stockholder engagement program in its decisions for 2020 compensation. The continuing increases in the votes cast in favor of our 2020 advisory vote on executive compensation from 2019, which was itself a substantial increase form the vote cast in favor of our 2018 advisory vote, was viewed by the Committee as an indication of our stockholders' support for the significant changes made to our executive compensation over the last several years.

Independent Compensation Consultant/Compensation Process

The Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide the Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. Gressle & McGinley LLC does not provide any additional services to the Committee and does not provide any services to the Company other than to the Committee. Its sole role is as an independent consulting firm to advise the Committee with respect to the compensation of our named executive officers. The ultimate determination of total compensation and the elements that comprise that total compensation is made solely by the Committee.

With respect to our named executive officers, the Committee solicits recommendations from our Chief Executive Officer regarding total compensation, the allocation of this compensation among base salary, annual bonus amounts and other long-term incentive compensation, as well as the portion of overall compensation to be provided in cash or equity. FTI Consulting is retained by our management as a general business advisor and provides services to the Company in a number of areas, including compensation. FTI Consulting, which has relationships with certain officers of the Company, provided market data to our Chief Executive Officer, which he reviewed when considering and formulating his compensation recommendations that he then communicated to the Committee. The Committee is also provided with the market data compiled by FTI Consulting and its recommendations with respect to the compensation of our named executive officers. The other named executive officers do not play a role in determining their own compensation, other than discussing their performance with our Chief Executive Officer.

All final determinations of compensation for our named executive officers are made solely by the Committee.

The Committee meets during the year to evaluate executive performance, to monitor market conditions in light of our goals and objectives, to solicit input from our independent compensation consultant on market practices, including peer group pay practices and new developments, and to review our executive compensation practices. As part of these meetings, in formulation of its executive compensation policies and practices for 2020, the Committee reviewed then-existing policies of certain of our institutional investors, ISS and Glass Lewis and other governance groups, as well as feedback provided by such groups in prior year proxy research reports. The Committee engaged with a significant number of stockholders holding a substantial percentage of outstanding shares as discussed above, and annually reviews our executive compensation policies and practices to ensure that such policies are in line with current market practices and stockholders' best interests. The Committee makes regular reports to the Board.

Peer Group Benchmarking

In 2020, as in prior years, the Committee reviewed various peer compensation information in connection with its compensation decisions, primarily focused on the chief executive officer's compensation. This peer information was not used to target a particular percentile for our Chief Executive Officer's total compensation for 2020, but rather to confirm that our Chief Executive Officer's total compensation for 2020 was within an appropriate range of the total compensation, considering relative size and performance. With respect to size, we ranked above the median of these peers with respect to common equity market capitalization and total revenue.

The Committee reviewed 2020 total compensation information for the chief executive officers of a peer group, with an emphasis on the REIT industry. The peer group included a number of New York City-based peer companies. That decision is based on the unique characteristics of the New York City real estate marketplace, which is where we conduct substantially all of our business, and which is one of the most competitive in the world, from both a business and compensation perspective. The following companies were included in the peer group that the Committee reviewed:

Peer Group

- Alexandria Real Estate Equities, Inc.
- Boston Properties, Inc.
- Douglas Emmett, Inc.
- Empire State Realty Trust, Inc.
- Hudson Pacific Properties, Inc.
- Kennedy-Wilson Holdings, Inc.
- Kilroy Realty Corporation
- Ladder Capital Corp.
- Paramount Group, Inc.
- Vornado Realty Trust

Our direct New York City competitors, both in terms of real estate business and talent, are not limited to other public REITs doing business in New York City. Rather, the Committee also views our competitors as consisting of top performing hedge funds, international investors, large private firms and others that may have equal or greater financial resources, including access to cost-efficient capital. The Committee believes that the top real estate principals of these non-REIT companies typically receive substantially higher compensation than chief executive officers of public REITs. However, based on feedback from our stockholders, we previously removed all New York City-based asset managers from our peer group and now review compensation based on our updated peer group and a national office REIT index.

Analysis of Risk Associated with Our Executive Compensation Plans

In setting compensation, we also consider the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program. We concluded that it is not reasonably likely that our compensation policies and practices will have a material adverse effect on us.

In reaching our conclusion, we considered the following aspects of our executive compensation plans and policies among others:

- We evaluate performance based upon the achievement of a variety of business objectives and goals;
- We use a balanced equity compensation mix comprised of performance-based and time-based full value equity awards that lessens the likelihood that executives will take unreasonable risks to keep their equity awards "in-the-money," as may be the case with equity compensation programs that rely solely on leveraged market-based equity compensation vehicles such as stock options;
- We provide a significant portion of incentive compensation in the form of long-term incentive awards. The amounts that ultimately may be earned are tied to how we perform over a multi-year period, which focuses management on sustaining our long-term performance;
- We structure payouts under our performance-based awards based on achieving a minimum level of performance, so that some compensation is awarded at levels below full target achievement rather than an "all-or-nothing" approach;
- We provide a significant portion of each executive's annual compensation in the form of equity-based compensation and executives are required to maintain sizable holdings of equity in the Company under the terms of our equity ownership guidelines, which aligns an appropriate portion of their personal wealth to our long-term performance; and
- We adopted a policy for recoupment of incentive payments made to our executives, including our named executive officers, if payment was based on having met or exceeded performance expectations during a period of fraudulent activity for which the executive is responsible.

Accordingly, although a significant portion of our executives' compensation is performance-based and "at-risk," we believe our executive compensation programs are appropriately structured and do not pose a material risk to the Company.

Executive and Director Equity Ownership Guidelines

In furtherance of the Committee's ongoing efforts to foster an ownership culture among our senior leadership team, we adopted equity ownership guidelines for our named executive officers and non-employee directors, as set forth below:

Named Executive Officers and Non-Employee Directors	Multiple of Base Salary or Annual Cash Retainer
Chief Executive Officer	8x
Other Named Executive Officers	6x
Non-Employee Directors	5x

All of our named executive officers hold a significant amount of equity in our Company and are highly incentivized to create sustainable, long-term stockholder value.

Named Executive Officers	Actual Equity Ownership - Multiple of Base Salary[(1)]
Marc Holliday	52x
Andrew Mathias	74x
Matthew J. DiLiberto	9x
Andrew S. Levine	20x

(1)   As of February 10, 2021.

Perquisites and Other Personal Benefits

We do not provide significant perquisites or personal benefits to our named executive officers, except that we provide leased automobiles for our Chief Executive Officer and President. Additionally, our Chief Executive Officer receives certain insurance benefits. The costs of these benefits constituted less than one percent of the applicable executive's compensation.

Employment Agreements

As noted above, we have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with certain qualified terminations. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. For each of our executives, we believe that, because the severance level is negotiated up front, it makes it easier for us to terminate these executives without the need for protracted negotiations over severance. We also believe that providing pre-negotiated severance benefits for all of our executives in the event they are terminated without cause or terminate their employment for good reason following a change in control helps to further align the interests of our executives and our stockholders in the event of a potentially attractive proposed change in control transaction following which one or more of our executives may be expected to be terminated. See "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" for a summary of the employment agreements with our named executive officers.

Clawback Policy

The Board adopted a clawback policy under which any incentive payments made to a named executive officer on the basis of having met or exceeded performance targets during a period of fraudulent activity for which such executive is found personally responsible may be recouped by the Company.

Anti-hedging Policy

The Board has adopted a policy prohibiting all of our executive officers and directors from engaging in hedging transactions with respect to our securities. Pursuant to this policy, our executive officers and directors may not engage in hedging transactions with respect to our securities (including, without limitation, partnership interests in our operating partnership) through puts, calls, covered calls, synthetic purchases, collars, other derivative securities of the Company or otherwise at any time. Prior to the adoption of this policy, none of our executive officers or directors were engaging in any hedging transactions with respect to our securities, and this policy was adopted to formally reflect the practices that our executive officers and directors had already been observing. The Company does not have any practices or policies regarding the ability of any other employees to purchase financial instruments or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities.

Other Matters

LTIP units and Class O LTIP units. We issued a separate class of units of limited partnership interest in our operating partnership, which we refer to as LTIP units, for the equity bonuses that we granted to our named executive officers for 2020 and as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements. LTIP units are similar to common units in our operating partnership, which generally are economically equivalent to shares of our common stock, except that the LTIP units are structured as "profits interests" for U.S. federal income tax purposes under current federal income tax law. As profits interests, LTIP units generally only have value, other than with respect to the right to receive distributions, if the value of the assets of our operating partnership increases between the issuance of LTIP units and the date of a book-up event for partnership tax purposes. If the value of the assets of our operating partnership increases sufficiently, the LTIP units can achieve full parity with common units in our operating partnership. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units are not entitled to distributions prior to being earned based on achievement against the performance-based hurdles contained in these plans. Once earned, these LTIP units, whether vested or unvested, entitle the holder to receive distributions per unit from our operating partnership that are equivalent to the dividends paid per share on our common stock.

In addition to the LTIP units described above that we issued in lieu of shares of restricted stock, we also have issued another class of units of limited partnership interest in our operating partnership that are intended to be similar to stock options from an economic perspective, which we refer to as Class O LTIP units. Class O LTIP units are also intended to qualify as "profits interests" for U.S. federal income tax purposes. During 2020, we did not grant any Class O LTIP units.

Like stock options, Class O LTIP units operate in a manner that generally permits holders to realize the benefit of any increase in the per share value of our common stock above the value at the time the Class O LTIP units are granted. At the time of the grant of Class O LTIP units, the operating partnership establishes a conversion threshold, the vesting terms and the mandatory conversion date, if any, for the Class O LTIP units. The conversion threshold corresponds to the exercise price of a stock option while the mandatory conversion date corresponds to the expiration date of a stock option. Similar to the exercise price for stock options, the conversion threshold will equal the per unit value of the common units of our operating partnership on the grant date. Class O LTIP units will receive 10% distributions relating to periods between grant and vesting upon vesting, and will receive 10% distributions from vesting to their conversion as opposed to holders of non-qualified stock options who will not receive any distributions relating to periods between grant and exercise.

Once Class O LTIP units have vested, they may be converted into common units of our operating partnership by the holder at any time prior to their mandatory conversion date in a manner that is similar to a net exercise of stock options. Upon exercise of this conversion right, the Class O LTIP units will convert into a number of common units of the operating partnership that have an aggregate value equal to the aggregate spread of the Class O LTIP units that are converted. The "spread" for each Class O LTIP unit will equal the excess, if any, of the value of our operating partnership's assets per common unit on the conversion date above the per unit value at the time the Class O LTIP unit was granted (i.e., the conversion threshold). Any Class O LTIP units that have not been voluntarily converted prior to the mandatory conversion date established at the time the Class O LTIP units were granted will automatically convert into common units on such mandatory conversion date, or be forfeited if the value of our operating partnership's assets per common unit is less than the conversion threshold for the Class O LTIP units.

LTIP units and Class O LTIP units are intended to offer executives substantially the same long-term incentive as shares of restricted stock and stock options, respectively, with more favorable U.S. federal income tax treatment available for "profits interests" under current federal income tax law. More specifically, one key disadvantage of restricted stock is that executives are generally taxed on the full market value of a grant at the time of vesting, even if they choose to hold the stock. Similarly, holders of non-qualified stock options are taxed upon exercise. Conversely, under current federal income tax law, an executive would generally not be subject to tax at the time of issuance or vesting of an LTIP unit or Class O LTIP unit or conversion into common units but only when he or she chooses to liquidate the common units into which his or her LTIP units or Class O LTIP units convert. Therefore, an executive who wishes to hold his or her equity awards for the long term can generally do so in a more tax-efficient manner with LTIP units or Class O LTIP units. In light of the increased tax efficiency, we have chosen to use LTIP units and Class O LTIP units for grants to our executives. We believe that the use of LTIP units and Class O LTIP units has (i) enhanced our equity-based compensation package overall, (ii) advanced the goal of promoting long-term equity ownership by executives, (iii) not adversely impacted dilution as compared to restricted stock, and (iv) further aligned the interests of our executives with the interests of our stockholders.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the compensation paid to the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2020 fiscal year and two of our most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2020, or collectively, the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Marc Holliday Chief Executive Officer and Chairman of the Board	2020	$ 1,250,000	$ 387,501	$ 12,643,310	—	$ 862,500	$ 51,415	$ 15,194,726
	2019	1,250,000	—	$ 16,397,131	—	$ 3,293,070	$ 49,815	$ 20,990,016
	2018	1,250,000	—	$ 9,297,455	—	$ 2,746,491	$ 61,832	$ 13,355,778
Andrew Mathias President	2020	$ 950,000	—	$ 10,580,622	—	—	$ 43,136	$ 11,573,758
	2019	950,000	—	$ 11,191,600	—	—	$ 42,088	$ 12,183,688
	2018	900,000	—	$ 9,471,414	—	—	$ 42,923	$ 10,414,337
Matthew J. DiLiberto Chief Financial Officer	2020	$ 550,000	$ 2,460,000[3]	$ 1,336,498	—	—	$ 11,400	$ 4,357,898
	2019	550,000	$ 1,650,000	$ 1,011,997	—	—	$ 11,200	$ 3,223,197
	2018	550,000	$ 1,600,000	$ 3,079,244	—	—	$ 11,000	$ 5,240,244
Andrew S. Levine Chief Legal Officer and General Counsel	2020	$ 580,000	$ 1,000,000[3]	$ 2,701,565	—	—	$ 11,400	$ 4,292,965
	2019	580,000	$ 1,000,000	$ 3,104,650	—	—	$ 11,200	$ 4,695,850
	2018	550,000	—	$ 1,051,877	—	—	$ 11,000	$ 1,612,877

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of stock awards and option awards issued to the executives in 2020, 2019 and 2018, respectively. In accordance with SEC disclosure requirements, the amounts for 2020 include the full grant date fair value of our 2020 annual performance-based equity awards, which were as follows: Mr. Holliday—$7,586,073; Mr. Mathias—$6,068,878; Mr. DiLiberto—$594,035; and Mr. Levine—$594,035, respectively. The grant date fair value of such awards is computed in accordance with ASC 718, "Compensation-Stock Compensation," or "ASC 718," by the use of Monte Carlo simulation models that consider the probable outcomes of the market-based performance conditions governing such awards. The Monte Carlo simulation model for the awards granted during 2020 used an assumed stock price volatility level of 18.0% on our common stock and a risk-free interest rate of 1.62%.

The actual value of awards with respect to our 2020 annual performance-based equity awards is contingent upon the attainment of operational performance metrics over a one-year measurement period that ended December 31, 2020, subject to modification based on our absolute stockholder return over a three-year measurement period that will end on December 31, 2022, and relative stockholder return metrics over a three-year measurement period that will end on December 31, 2022. Assuming that maximum performance is achieved under our 2020 annual performance-based equity awards, the value at the grant date of the awards would each have been as follows: Mr. Holliday—$17,368,788; Mr. Mathias—$13,894,993; Mr. DiLiberto—$1,286,500; and Mr. Levine—$1,286,500, respectively.

(2) The table and footnotes below show the components of this column for 2020, which include certain perquisites such as Company 401(k) matching contributions.

Name	All Other Compensation ($)
Marc Holliday	$ 51,415[a]
Andrew Mathias	$ 43,136[b]
Matthew J. DiLiberto	$ 11,400[c]
Andrew S. Levine	$ 11,400[c]

(a) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,400), (ii) leased car payments ($22,798) and (iii) life insurance premiums ($17,217). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(b) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,400) and leased car payments ($31,736). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(c) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,400). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(3) Includes time-based cash awards granted in 2017 that vested on December 31, 2020.

2020 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2020.

| Name | Grant Date | Approval Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Marc Holliday	01/18/2020	01/18/2020	—	—	—	—	—	—	49,294[1]	$ 4,074,642
	01/18/2020	01/18/2020	—	—	—	38,512[2]	82,157[2]	184,853[2]	—	$ 7,586,073
	12/11/2020	01/08/2020	—	—	—	—	—	—	20,475[3]	$ 982,595
	N/A	N/A	$625,000[4]	$2,500,000[4]	$3,750,000[4]	—	—	—	—	—
Andrew Mathias	01/18/2020	01/18/2020	—	—	—	—	—	—	38,340[5]	$ 3,169,184
	01/18/2020	01/18/2020	—	—	—	30,809[2]	65,725[2]	147,882[2]	—	$6,068,878
	02/03/2020	02/03/2020	—	—	—	—	—	—	470[6]	$ 35,744
	12/11/2020	01/08/2020	—	—	—	—	—	—	27,231[3]	$ 1,306,816
	N/A	N/A	$ 475,000[4]	$ 1,662,500[4]	$2,375,000[4]	—	—	—	—	—
Matthew J. DiLiberto	01/18/2020	01/18/2020	—	—	—	—	—	—	9,864[3]	$ 742,463
	01/18/2020	01/18/2020	—	—	—	2,852[2]	6,085[2]	13,692[2]	—	$ 594,035
Andrew S. Levine	01/18/2020	01/18/2020	—	—	—	—	—	—	14,240[7]	$ 1,138,203
	01/18/2020	01/18/2020	—	—	—	—	—	—	12,878[3]	$ 969,327
	01/18/2020	01/18/2020	—	—	—	2,852[2]	6,085[2]	13,692[2]	—	$ 594,035

(1) This grant of LTIP units was awarded in connection with Mr. Holliday's employment agreement, with equal installments vesting on each of January 1, 2021, January 1, 2022 and January 1, 2023, subject to continued employment.

(2) Represents LTIP units granted as 2020 annual performance-based equity awards that were subject to performance-based vesting hurdles. One-half of the LTIP units were eligible to be earned based on the Company's achievement during 2020 of the operating performance metrics set forth below:

Level	Funds Available for Distribution (in millions) (25% wgt.)	Debt / EBITDA Ratio (25% wgt.)	Manhattan Office Same-Store Leased Occupancy (25% wgt.)	Manhattan Office Leasing Volume (in millions) (25% wgt.)	Percentage of Target Operational Amount Initially Earned
Threshold	$360	7.70x	95.70%	1.3 square feet	50%
Target	$375	7.45x	96.00%	1.5 square feet	100%
Maximum	≥$390	≤7.20x	≥96.30%	≥1.7 square feet	200%

The number of LTIP units initially earned based on the foregoing operating performance metrics is subject to a further modifier upwards by up to 12.5% if our absolute TSR is equal to or greater than 7.5% over a three-year period ending December 31, 2022, or downwards of not more than 12.5% if our absolute TSR is 3.5% or below over such period.

The remaining one-half of the LTIP units are eligible to be earned based on the Company's relative TSR over a three-year period beginning January 1, 2020 and ending December 31, 2022, with 33.3% of such LTIP units eligible to be earned upon the achievement of relative TSR in the top 67-33% of the SNL Office REIT Index and 16.7% of such LTIP units eligible to be earned upon the achievement of relative TSR in the top 67-33% of a group of NYC peer companies, which performance corresponds, in each case, to be between 50-225% of the eligible LTIP units being earned. "Threshold" performance equals relative TSR in the top 67% of the SNL Office REIT Index or NYC peer group, as applicable. "Target" performance equals relative TSR in the top 50% of the SNL Office REIT Index or NYC peer group, as applicable. "Maximum" performance equals relative TSR in the top 33% of the SNL Office REIT Index or NYC peer group, as applicable. None of these LTIP units will vest if threshold performance of the relative performance hurdle is not achieved.

The amount shown in the "Threshold" column of the 2020 Grants of Plan-Based Awards table reflects the total number of LTIP units that would be earned at threshold performance with respect to both the operating performance metrics and the relative TSR metric, after giving effect to the maximum downward modifier. The amount shown in the "Maximum" column reflects the total number of LTIP units that would be earned at maximum performance with respect to both the operating performance metrics and the relative TSR metric, after giving effect to the maximum upward modifier. See "—Compensation Discussion and Analysis—2020 Pay Outcomes—2020 Performance-Based Equity Awards" for a description of these awards and the Company's estimated performance as of December 31, 2020.

In each case, the LTIP units deemed to be earned, if any, will vest on December 31, 2021, subject to continued employment. The LTIP units granted to Messrs. Holliday and Mathias were granted pursuant to their respective employment agreements and are subject to a two-year restriction on transfer from the vesting date. The LTIP units granted to Messrs. DiLiberto and Levine were pursuant to our 2019 annual performance-based equity award program and are subject to a one-year restriction on transfer from the vesting date.

(3)   This grant of LTIP units vested immediately upon grant, but remains subject to a three-year restriction on transfer from the date of grant.

(4)   Represents cash payouts that were possible pursuant to the formulaic component of our annual cash bonus program for 2020. See "—Compensation Discussion and Analysis—2020 Pay Outcomes—Annual Cash Bonus (Formulaic - CEO and President)" for a description of these awards.

(5)   This grant of LTIP units was awarded in connection with Mr. Mathias's employment agreement, with equal installments vesting on each of January 1, 2021, January 1, 2022 and January 1, 2023, subject to continued employment.

(6)   Represents LTIP units granted in connection with an adjustment to Mr. Mathias's 2019 bonus due to actual 2018 performance exceeding estimated 2018 performance.

(7)   This grant of LTIP units was awarded in connection with Mr. Levine's employment agreement, with equal installments vesting on each of January 1, 2021 and January 1, 2022, subject to continued employment.

Grants of all equity awards were made pursuant to the Fourth Amended and Restated 2005 Stock Option and Incentive Plan. LTIP units that are only subject to time-based vesting based on continued employment through a specified date (and have not been forfeited) generally entitle executives to receive cash dividends, dividend equivalents or distributions whether or not then vested. LTIP units that are subject to performance-based vesting hurdles do not entitle the holder to receive distributions prior to the achievement of these hurdles. If and when performance-based vesting occurs, the holders are entitled to receive a combination of cash payments and distributions with respect to all LTIP units that are earned equal to the amounts that would have been received if the earned LTIP units had been entitled to receive full distributions from the beginning of the applicable performance period.

See "Potential Payments Upon Termination or Change in Control" below, for a discussion regarding potential acceleration of the equity awards and a description of the material terms of each named executive officer's employment agreement.

Outstanding Equity Awards at Fiscal Year-End 2020

The following table sets forth certain information with respect to outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2020.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights that Have Not Vested[2]
Marc Holliday	100,000		$ 76.65	01/02/2023	151,318	$ 9,278,820	81,239	$ 4,981,575
	52,500	—	$ 99.86	06/17/2021	—	—	—	—
	52,500	—	$ 99.86	06/17/2026	—	—	—	—
	52,500	—	$ 105.73	06/17/2022	—	—	—	—
	52,500	—	$ 105.73	06/17/2027	—	—	—	—
Andrew Mathias	65,000	—	$ 91.43	11/08/2023	119,959	$ 7,355,886	62,686	$ 3,843,906
Matthew J. DiLiberto	10,000	5,000[4]	$ 106.05	01/11/2022	16,537	$ 1,014,049	6,017	$ 368,962
	10,000	5,000[4]	$ 106.05	01/11/2027	—	—	—	—
Andrew S. Levine	12,500	—	$ 90.15	12/12/2023	32,449	$ 1,989,773	6,017	$ 368,962
	10,000	5,000[4]	$ 106.05	01/11/2022	—	—	—	—
	10,000	5,000[4]	$ 106.05	01/11/2027	—	—	—	—

(1) For each of our named executive officers, includes the following:

Executive	2020 Operational Performance-Based LTIP Units[a]	2019 Operational Performance-Based LTIP Units[b]	2020 Time-Based Employment Agreement LTIP Units	2019 Time-Based Employment Agreement LTIP Units	Performance-Based Employment Agreement LTIP Units
Marc Holliday	41,494	60,530	49,294[c]	—	—
Andrew Mathias	33,196	48,423	38,340[c]	—	—
Matthew J. DiLiberto	3,074	4,484	5,000[d]	—	3,979[e]
Andrew S. Levine	3,074	4,484	14,240[f]	10,651[g]	—

(a) Represents the number of LTIP units that were earned for 2020 operational performance that are not subject to forfeiture regardless of our absolute TSR performance over the three-year period ending December 31, 2022. The LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2022, and 50% on each of December 31, 2022 and December 31, 2023 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment. See "—Compensation Discussion and Analysis—2020 Pay Outcomes—2020 Performance-Based Equity Awards" for a description of these awards.

(b) Represents the number of LTIP units that were earned for 2019 operational performance that are not subject to forfeiture regardless of our absolute TSR performance over the three-year period ending December 31, 2021. The LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2021, and 50% on each of December 31, 2021 and December 31, 2022 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment.

(c) Represents LTIP units that vested one-third on January 1, 2021 and LTIP units that are scheduled to vest one-third on January 1, 2022 and one-third on January 1, 2023, subject to continued employment.

(d) Represents LTIP units that vested on January 1, 2021.

(e) Represents LTIP units that vested in 2021 based on 2020 performance.

(f) Represents 7,120 LTIP units that vested on January 1, 2021 and 7,120 LTIP units scheduled to vest on January 1, 2022, subject to continued employment.

(g) Represents 5,325 LTIP units that vested on January 1, 2021 and 5,326 LTIP units scheduled to vest on January 1, 2022, subject to continued employment.

(2) Based on a price of $61.32 per share/unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2020. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(3) For each of our named executive officers includes the following:

Executive	2020 Performance-Based LTIP Units[a]	2019 Performance-Based LTIP Units[b]
Marc Holliday	58,195	23,044
Andrew Mathias	46,555	16,131
Matthew J. DiLiberto	4,310	1,707
Andrew S. Levine	4,310	1,707

(a) Represents the sum of the LTIP units that would be earned if (i) the "threshold" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on absolute TSR, (ii) the "target" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to the SNL Office REIT Index and (iii) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to NYC peers.

If our absolute and relative TSR performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2020, our named executive officers will earn under these awards (i) none of the LTIP units eligible to be earned based on the absolute TSR modifier, (ii) 56.47% of the LTIP units eligible to be earned based on TSR relative to the SNL Office REIT Index and (iii) all of the LTIP units eligible to be earned based on TSR relative to NYC peers. Earned LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2021, and 50% on each of December 31, 2021 and December 31, 2022 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment. See " —Compensation Discussion and Analysis—2020 Pay Outcomes—2020 Performance-Based Equity Awards" for a description of these awards.

(b) Represents the sum of the LTIP units that would be earned if (i) the "threshold" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on absolute TSR and (ii) the "threshold" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on relative TSR.

If our absolute and relative TSR performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2020, our named executive officers will earn under these awards (i) none of the LTIP units eligible to be earned based on the absolute TSR modifier and (ii) none of the LTIP units eligible to be earned based on TSR relative to the SNL Office REIT Index. Earned LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2021, and 50% on each of December 31, 2021 and December 31, 2022 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment. The terms of these awards are identical to the terms of our performance-based awards granted for 2020, except that the relative component of the award may be earned solely based on our performance relative to the SNL Office REIT Index (50% of the total award) rather than based on our performance relative to both the SNL Office REIT Index (33.33% of the total award) and a group of NYC Peers (16.67% of the total award). See " —Compensation Discussion and Analysis—2020 Pay Outcomes—2020 Performance-Based Equity Awards" for a description of the 2020 awards.

(4) Reflects an award of 15,000 Class O LTIP units with a mandatory conversion date that is 5 years after the date of grant and an award of 15,000 Class O LTIP units with a mandatory conversion date that is 10 years after the date of grant, each of which vested pro-rata over a three-year period on January 1, 2018, 2019 and 2020, respectively. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock, meaning, in this instance, the closing stock price of one share of our common stock on the NYSE on January 10, 2017, the last preceding trading date prior to the grant date. See "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters— LTIP units and Class O LTIP units" for a description of Class O LTIP units.

2020 Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of stock options and the vesting of stock, including restricted stock, restricted stock units, LTIP units and similar instruments for each named executive officer during the fiscal year ended December 31, 2020.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Marc Holliday	—	—	20,475	$ 1,249,999
Andrew Mathias	—	—	27,701	$ 1,705,777
Matthew J. DiLiberto	—	—	19,412	$ 1,777,262
Andrew S. Levine	—	—	18,203	$ 1,664,250

(1) Amounts reflect the market value of the stock on the day the stock vested.

2020 Nonqualified Deferred Compensation

The following table sets forth certain information regarding non-tax qualified compensation deferred during the year ended December 31, 2020. All of the information below relates to notional stock units that we granted to certain of our named executive officers pursuant to employment agreements we had entered into with them. Pursuant to these employment agreements, we agreed to grant notional stock units with a specified value to certain of our named executive officers each year, which are subject to vesting based on continued employment for the following year. Once vested, these notional stock units represent a contingent right to receive the value of one share of our common stock. Under the terms of the deferred compensation agreements, each participant is also entitled to dividend equivalent rights, to be paid in cash on a current basis, equal to the amount per share of any cash dividend we declare, multiplied by the total number of notional units held by such participant as of the record date for such dividend. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a change in control.

Under our new employment agreements with our Named Executive Officers, we eliminated nonqualified deferred compensation.

Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1][2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[1][4]
Marc Holliday	—	—	$ (1,661,556)	$ 215,256	$ 3,765,906
Andrew Mathias	—	—	$ (1,035,476)	$ 134,147	$ 2,346,900
Matthew J. DiLiberto	—	—	—	—	—
Andrew S. Levine	—	—	—	—	—

(1) Awards of notional units constitute "Stock Awards" for purposes of the Summary Compensation Table, and, as a result, the full grant date fair value of these awards computed in accordance with ASC 718, as of the grant date of such awards, are included in the "Stock Awards" column of the Summary Compensation Table for the year in which they were granted. The right to receive dividend equivalents was factored into the determination of the grant date fair value, which means that the value of the dividend equivalents included in "Aggregate Earnings in Last FY" was effectively already included in the Summary Compensation Table.

(2) The amounts in this column represent the increase or decrease in value of vested notional units from December 31, 2019 through December 31, 2020, as calculated based on the closing stock price on the NYSE of one share of our common stock on December 31, 2019 compared to the closing stock price on the NYSE of one share of our common stock on December 31, 2020, plus the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2020.

(3) Represents the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2020.

(4) Based on a per share price of $61.32, which was the closing stock price on the NYSE of one share of our common stock on December 31, 2020.

Potential Payments Upon Termination or Change in Control

We have contractual arrangements with our named executive officers that provide for payments, acceleration of vesting or other benefits to our named executive officers upon a termination of employment in certain circumstances or upon a change in control. These include our employment agreements with our named executive officers, our performance-based equity awards and our stock options and Class O LTIP Units. The discussion below describes these contractual arrangements in greater detail.

During 2018, we entered into new employment agreements with each of Messrs. Holliday, Mathias and Levine that became effective in 2019 upon the expiration of the terms of each of their then current employment agreements. These agreements reflect the Committee's significant restructuring of our named executive officers' compensation that was established in response to feedback that we received during stockholder engagement meetings. Mr. DiLiberto's current employment agreement and his agreement that was in effect during 2020 are generally consistent with our other executives' current employment agreement, though do differ in some respects, as set forth below.

Employment Agreements

During 2020, we had employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provided for, among other things, severance payments and benefits and acceleration of equity awards in connection with the termination of employment in certain circumstances. In return, each of our named executive officers agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. The table below summarizes the material terms of our employment agreements with our named executive officers, as in effect during 2020, and the employment agreement with Mr. DiLiberto entered into in February 2021.

	Marc Holliday	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Term[1]	1/18/19 – 1/17/22	1/1/19 – 12/31/21	1/1/21 – 1/1/23	1/1/19 – 1/1/22
Annual Salary	$1.25M	$950K	$575K	$580K
Formulaic Annual Cash Bonus[2]	50-300% base salary	50-250% base salary	None	None
Performance-Based LTIP Units	$7.5M (Target)[3]	$6.0M (Target)[3]	None	None
Time-Based LTIP Units	$4.5M (Target)[4]	$3.5M (Target)[4]	31,020[5]	$1.3M (Target)[4]
Other Benefits	$10M of life insurance	None	None	None

Severance Benefits (without Change-in-Control)[6]

If the executive's employment is terminated by us without Cause or by the executive for Good Reason during the term, the executive will be entitled to the following payments or benefits, subject to the effectiveness of a mutual release:

Holliday/Mathias	DiLiberto	Levine
• 2.0x / 1.5x the sum of base salary, maximum formulaic bonus and target value of annual time-based equity award • Pro-rata bonus and pro-rata portion of target value of annual time-based award for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/option exercise period extended to second January 1st following termination • 24 / 18 months of benefit continuation payments	• 1x current annual base salary and average annual bonus[7] • Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8] • Acceleration of all unvested equity awards (other than annual performance-based awards) • Option exercise period extended to second January 1st following termination • 12 months of benefit continuation / payments	• The sum of base salary and average annual bonus for prior two years • The target value of the annual time-based equity awards to be granted in January 2020 and 2021, to the extent not yet granted • Pro-rata bonus for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/option exercise period extended to second January 1st following termination • 12 months of benefit continuation payments

Severance Benefits (Change-in-Control)[6]

If the executive's employment is terminated by us without Cause or by the executive for Good Reason in connection with or within 18 months after a Change-in-Control during the term, the executive will be entitled to the following payments or benefits:

Holliday/Mathias	DiLiberto	Levine
• 3.0x / 2.5x the sum of base salary, average annual bonus for prior two years and target value of annual time-based award • Pro-rata bonus and pro-rata portion of target value of annual time-based award for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/option exercise period extended to second January 1st following termination • 36 / 30 months of benefit continuation payments • Section 280G modified cut-back[9]	• 2x current annual base salary and average annual bonus[7] • Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8] • Acceleration of all unvested equity awards (other than annual performance-based awards) • Option exercise period extended to second January 1st following termination • 24 months of benefit continuation / payments • Section 280G modified cut-back[9]	• 2x the sum of base salary and average annual bonus for prior two years • The target value of the annual time-based equity awards to be granted in January 2020 and 2021, to the extent not yet granted • Pro-rata bonus for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/option exercise period extended to second January 1st following termination • 24 months of benefit continuation payments • Section 280G modified cut-back[9]

	Marc Holliday	Andrew Mathias	Andrew S. Levine
Death/Disability[6]	If the executive's employment is terminated by us upon death or disability during the term, the executive will be entitled to the following payments or benefits, subject (in the case of disability) to the effectiveness of a mutual release:		

Death	Disability
• Pro-rata bonus for partial year	• 1x the sum of base salary, maximum formulaic bonus and target value of annual time-based equity award (for Holliday and Mathias)
• Pro-rated target value of the annual time-based equity awards (for Levine upon termination prior to January 2021 grant)	• 1x the sum of base salary and average annual bonus for prior two years (for Levine)
• Acceleration of all unvested time-based equity awards	• Pro-rata bonus for partial year
• Class O LTIP unit/option exercise period extended to second January 1st following termination	• Pro-rated target value of the annual time-based equity awards (for Levine upon termination prior to January 2021 grant)
• Payments/benefits to Mr. Holliday are reduced by life insurance benefit	• Acceleration of all unvested equity awards (other than performance-based awards)
	• Class O LTIP unit / option exercise period extended to second January 1st following termination
	• 36 months of benefit continuation/ payments

DiLiberto

Death	Disability
• Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8]	• 1x current annual base salary and bonus[7]
• Partial acceleration of unvested equity awards (other than annual performance-based awards)[10]	• Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8]
	• Partial acceleration of unvested equity awards (other than annual performance-based awards)[10]
	• 36 months of benefit continuation / payments

Post-Change-in-Control Compensation	Upon a Change-in-Control, for pro-rata payments, and while employed for periods following a Change-in-Control, in lieu of the base salary, annual bonus, and the equity awards described above, each executive will be entitled to the following:	

Holliday/Mathias	DiLiberto	Levine
• Pro-rata bonus based on average annual bonus for prior two years and pro-rata portion of target value of annual time-based award for partial year prior to Change-in-Control	• Annual cash salary equal to the sum of the annual base salary in effect prior to the Change-in-Control plus average of annual bonuses earned for prior three years and equity awards (other than those granted under outperformance plans) that vested during the most recent fiscal year prior to the Change-in-Control.	• Pro-rata bonus for partial year prior to Change-in-Control based on average annual bonus for prior two years
• Annual cash salary equal to the sum of prior base salary, prior year cash bonus and target value of annual time-based and performance-based equity awards		• Annual cash salary equal to the sum of prior base salary, prior year cash bonus and, beginning in the year following the most recent grant of a time-based equity award, target value of annual time-based equity awards

	Holliday/Mathias/DiLiberto	**Levine**
Restrictive Covenants	The executive agreed to the following covenants:	
	For Messrs. Holliday, Mathias and DiLiberto noncompetition with us for 12 months following termination (6 months if employment is terminated in connection with or within 18 months after a Change-in-Control). Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.	For Mr. Levine, noncompetition with us for 6 months after termination unless employment is terminated upon non-renewal of the agreement, in which case the non-compete period will not extend beyond such termination. Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.

(1)   The terms automatically renew for one year for Messrs. Holliday and Mathias, and six months for Mr. DiLiberto unless either party provides advance written notice of non-renewal.

(2)   Messrs. Holliday and Mathias are eligible to participate in an annual formulaic cash bonus program pursuant to which they will be able to earn from 50-300% and 50-250%, respectively, of their base salary based on the achievement of specific goals established in advance by the Committee. Messrs. DiLiberto and Levine may be awarded a bonus in an amount determined by the Committee.

(3)   Beginning in January 2019, each of Messrs. Holliday and Mathias are entitled to receive annual awards of performance-based LTIP units with the target values set forth in the table above. See "Executive Compensation—Compensation Discussion and Analysis -2019 Long-Term Equity Incentive Awards - Performance-Based Equity Awards" for details regarding the structure of these awards. Each award will provide that the LTIP units will remain outstanding following a termination of employment without Cause, for Good Reason or due to death or disability, whether during or after the term of the employment agreement, or following the executive's resignation following expiration of the term. In addition, upon any termination for Good Reason or without Cause (including as a result of non-renewal by the Company) prior to the conclusion of a performance period, operating performance (but not relative TSR performance) will be deemed to have been achieved at maximum, subject to the absolute TSR modifier, which will continue to apply in accordance with its terms. In connection with a Change-in-Control prior to the conclusion of any performance period, operating performance will be deemed to have been achieved at target performance and absolute and relative TSR performance will be determined based on actual, annualized performance through the date of the Change-in-Control, but vesting will remain subject to continued employment through the original vesting date, subject to acceleration in the event of a termination of employment without Cause, for Good Reason or due to death or disability, whether during or after the term of the employment agreement, or following the executive's resignation following expiration of the term.

(4)   Each executive is eligible to receive an annual grant of LTIP units subject to time-based vesting conditions. The amount of the annual grant each year will be determined by the Committee based on its evaluation of executive's performance during the prior year; provided that the value of the LTIP units to be granted for achievement of target performance during the prior year will not be less than the amounts set forth in the table above (with each LTIP unit valued using the average closing price of the common stock for the ten consecutive trading days ending on the last trading day of the prior year). For Messrs. Holliday and Mathias, one-third of each such grant will vest on January 1st of each of the first three years following such grant, if and as employment continues through such dates. For Mr. Levine, each such grant will vest in equal installments on each January 1st following such grant during the remainder of the term of the employment agreement, if and as employment continues through such dates. The LTIP units will be subject to a no sell restriction until the earlier of three years after grant, termination of employment or a Change-in-Control. Vesting will fully accelerate in the event of the termination of executive's employment by us without Cause, by the executive for Good Reason, due to death or disability or due to executive's resignation following the expiration of the term of the employment agreement. Other terminations prior to time-based vesting or acceleration will result in forfeiture of all unvested amounts.

(5)   See "Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year-End 2020" for a description of awards outstanding under Mr. DiLiberto's prior employment agreement as of December 31, 2020, which were issued under his employment agreement that was in effect as of such date.

(6)   Performance-based equity awards will be treated in accordance with their terms. See footnotes (3) and (5) for relevant terms to be included in performance-based LTIP units granted pursuant to the employment agreements.

(7)   Calculated based on the sum of (i) annual base salary in effect immediately prior to the Change-in-Control, plus (ii) average annual cash bonuses (including any portion of the annual cash bonus paid in the form of equity awards, but excluding any annual or other equity awards made other than as payment of a cash bonus) paid for the three most recently completed fiscal years. Under Mr. DiLiberto's prior employment agreement, which was in effect during 2020, this sum was calculated based on average annual base salary during the preceding 24 months and average bonus for the two most recently completed fiscal years. In connection with a Change-in-Control, under both his current employment agreement and the employment agreement in effect during 2020, Mr. DiLiberto is entitled to two times the foregoing sum.

(8)   Bonus is for the year in which employment is terminated (and a bonus for the prior year if such bonus had not yet been determined), subject to proration for the bonus payable for the year in which termination occurs if such termination occurs on or before June 30, based on average annual cash bonus for three most recently completed fiscal years.

(9)   In the event that any payment or benefit constitutes an excess "parachute payment" under Section 280G of the IRC subject to an excise tax, the executive will not be entitled to a tax gross-up payment; however, the executive's payments and benefits would be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the executive.

(10) Full acceleration of vesting of any unvested equity awards granted in lieu of cash bonuses and 12 months of additional vesting of other outstanding equity awards (other than annual performance-based awards).

The terms Cause, Good Reason and Change-in-Control, as used above, are specifically defined in each executive's employment agreement. For Messrs. Holliday and Mathias, the term Cause is defined to include a non-renewal of the term of the employment agreement, provided that the cash severance multiple in such instance would be 1.0x instead of 2.0x for Mr. Holliday and 1.5x for Mr. Mathias. The summary above is qualified in its entirety by reference to the copies of the employment agreements with our named executive officers, which have been previously filed by us with the SEC, as referenced in our Form 10-K for the year ended December 31, 2020, and are incorporated herein by reference.

Performance-Based Equity Awards

Upon a change in control, the performance-based vesting criteria for the performance-based LTIP unit awards that we granted to our named executive officers in 2019 and 2020 (the "Annual Performance-Based Awards") and to Mr. DiLiberto in 2018 pursuant to his prior employment agreement will generally be determined based on performance through the date of the change in control. For the portion of the Annual Performance-Based Awards that may be earned based on operational performance, if the operational performance period ends earlier than it otherwise would have as a result of a change in control, the operational performance hurdles will be deemed to have been achieved at target level, subject to modification by the absolute TSR modifier. Regardless of the satisfaction of the performance-based vesting criteria, the awards will remain subject to vesting based on continued employment through the originally established vesting dates. However, in the event of a termination by us without Cause or by an executive for Good Reason (as defined in each executive's employment agreement) in connection with or within 18 months after a change in control, (a) any LTIP units earned upon a change in control will be fully vested, and (b) the portion of the Annual Performance-Based Awards that may be earned based on operational performance granted to Messrs. Holliday and Mathias will be deemed to have been achieved at maximum level (200%), subject to modification by the absolute TSR modifier. See "—Compensation Discussion and Analysis—Our 2020 Executive Compensation Program—2020 Performance-Based Equity Awards" for a description of the Annual Performance-Based Awards.

If an executive's employment is terminated before the end of the three-year performance period as a result of death or disability, or is terminated by us without Cause or by the executive for Good Reason (as defined in each executive's employment agreement), the executive's achievement of the performance-based hurdles under the Annual Performance-Based Award will be calculated as of the end of the performance period in the same manner as if such termination had not occurred. Any portion of the Annual Performance-Based Award that is earned will be fully vested, subject to proration for Messrs. DiLiberto and Levine such that none of the earned LTIP units will vest if the termination occurs during the first year of the performance period, one-third of the earned LTIP units will vest if the termination occurs during the second year of the performance period and two-thirds of the earned LTIP units will vest if the termination occurs during the third year of the performance period. If any such termination occurs after the end of the three-year performance period, all earned LTIP units will fully vest upon such termination or, if later, the date of determining the number of earned LTIP units. Accelerated vesting is generally subject to the effectiveness of a mutual release, except in upon a termination as a result of death or in connection with or within 18 months after a change in control.

The awards granted to Mr. DiLiberto in 2018 pursuant to his prior employment agreement will be treated in the same manner as other equity awards under the employment agreement, which provides for 12 months of additional vesting in connection with a termination due to death or disability, and full acceleration in connection with a termination by us without Cause or by the executive for Good Reason (as defined in the employment agreement).

Hypothetical Illustration of Payments upon Termination or Change in Control

The following tables show the potential payments and estimated value of the benefits that our named executive officers would have been entitled to receive upon a termination of their employment by us without cause or by them for good reason or upon the death or disability as of December 31, 2020. Our named executive officers would not have been entitled to any payments or benefits other than those already accrued in the event of a termination of their employment by us for cause or by them without good reason (including upon retirement). The types of events constituting cause, good reason, disability and a change in control may differ in some respects among the different arrangements providing for benefits to the named executive officers; however, for consistency in presentation, the payments and estimated value of benefits have been grouped together based on these concepts without regard for any such differences. The potential payments and estimated values set forth below are based on the terms of the employment agreements in effect as of December 31, 2020.

Marc Holliday

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 7,519,781	$ 7,519,781	$ 7,519,781	$ 7,519,781
Cash Severance	$ 19,000,000	$ 28,500,000	$ 9,500,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 9,278,820	$ 12,308,221	$ 9,278,820	$ 9,278,820
Benefits Continuation[4]	$ 140,238	$ 210,357	$ 210,357	

Andrew Mathias

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 5,410,157	$ 5,410,157	$ 5,410,157	$ 5,410,157
Cash Severance	$ 10,237,500	$ 17,062,500	$ 6,825,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 7,355,886	$ 9,779,328	$ 7,355,886	$ 7,355,886
Benefits Continuation[4]	$ 79,353	$ 132,255	$ 158,706	—

Matthew J. DiLiberto

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 1,900,000	$ 1,900,000	$ 1,900,000	$ 1,900,000
Cash Severance	$ 2,450,000	$ 4,900,000	$ 2,450,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 791,444	$ 1,387,601	$ 685,213	$ 685,213
Benefits Continuation[4]	$ 32,046	$ 64,093	$ 96,139	—

Andrew S. Levine

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 1,262,500	$ 1,262,500	$ 1,262,500	$ 1,262,500
Cash Severance	$ 3,142,500	$ 4,985,000	$ 3,142,500	$ 1,300,000
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 1,617,969	$ 2,214,127	$ 1,617,969	$ 1,617,696
Benefits Continuation[4]	$ 35,216	$ 70,432	$ 105,648	—

(1) As we maintained life insurance policies for the benefit of the beneficiaries of Mr. Holliday in the amount of $10 million, as of December 31, 2020, the amount of the payments and benefits to be received by Mr. Holliday in the event of a termination upon death will be reduced by these amounts in accordance with his employment agreement.

(2) Represents the value of the stock options or Class O LTIP units, if any, that would vest. Assumes that the per share value of the stock options or Class O LTIP units that vest equals (i) $61.32 per share, which was the closing price on the NYSE of one share of our common stock on December 31, 2020, less (ii) the exercise price per share of such stock options or the conversion threshold of such Class O LTIP units.

(3) Represents the value of the LTIP units, if any, that would vest based on a price of $61.32 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2020. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock. Does not include performance-based LTIP units that would only vest to the extent earned based on the achievement of performance-based vesting criteria through the end of the performance period. Based on our performance as of December 31, 2020, our named executive officers would have (i) earned a portion of the performance-based LTIP units granted in 2019 and 2020 subject to operational performance hurdles, (ii) forfeited all of the performance-based LTIP units granted in 2019 subject to relative TSR performance and (iii) earned a portion of the LTIP units granted in 2020 subject to relative TSR performance hurdles. See "—Compensation Discussion and Analysis—Our 2020 Executive Compensation Program—2020 Performance-Based Equity Awards" and "Compensation Discussion and Analysis—Our 2020 Executive Compensation Program—2019 Performance-Based Equity Awards."

(4) Benefits continuation amounts are based on the actual expense for financial reporting purposes for the year ended December 31, 2020 for covering an employee under each our group health plans for the entire year, assuming that the employee elected family coverage under each of these plans, less the minimum contribution required by employees participating in these plans.

In the event a change in control had occurred on December 31, 2020 without the termination of the employment of our named executive officers, Messrs. Holliday, Mathias and Levine would have been entitled to the pro-rata bonus payments set forth in the table above. In addition, TSR performance would have been measured pursuant to the Annual Performance-Based Awards, which would have resulted in the entire portion of these awards subject to the absolute TSR modifier being forfeited and all of the portion of the awards granted in 2019 subject to relative TSR also being forfeited. A portion of the performance-based LTIP units granted in 2020 subject to relative TSR performance would have been earned and would have remained subject to vesting based on continued employment, as described above. The number of LTIP units earned in such event for each of our named executive officers is as follows: Mr. Holliday – 46,274; Mr. Mathias – 37,018; Mr. DiLiberto – 3,427; and Mr. Levine – 3,427. Upon earning these additional LTIP units, each of our named executive officers would have been entitled to cash payments and distributions with respect to such LTIP units equal to $4.1466 per unit, which equals the amounts that would have been received if such LTIP units had been entitled to receive full distributions from the beginning of the applicable performance period.

The amounts described above do not include payments and benefits to the extent they have been earned prior to the termination of employment or change in control or are provided on a non-discriminatory basis to salaried employees upon termination of employment. These include: accrued salary and vacation pay; earned and accrued, but unpaid, bonuses; distribution of plan balances under our 401(k) plan; life insurance proceeds in the event of death; and disability insurance payouts in the event of disability. All of the cash severance payments described below are to be made as lump sum payments at the time of termination; provided that, to the extent necessary to avoid the imposition of an additional tax under Section 409A of the IRC, the payments are to be delayed until six months after termination, during which time the payments will accrue interest at the rate of 5% per annum. As a result of provisions in the named executive officers' employment agreements, in the event that any payment or benefit to be paid or provided to an executive set forth above would have been subject to the excise tax under Sections 280G of the IRC, the payments and benefits to such executive would have been reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive. The amounts set forth in the table above have not been adjusted to reflect any such reduction that might be applicable.

Compensation Committee Interlocks and Insider Participation

Lauren B. Dillard (Chair), John H. Alschuler, Edwin T. Burton, III and John S. Levy each served on the Compensation Committee during 2020. There are no Compensation Committee interlocks and none of our employees is a member of our Compensation Committee.

Pay Ratio Disclosure Rule

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the principal executive officer, or PEO. The PEO of our Company is Mr. Holliday.

For 2020, the annual total compensation of Mr. Holliday, our PEO, of $15,194,726, as shown in the Summary Compensation Table above, was approximately 218 times the annual total compensation of $69,626 of a median employee calculated in the same manner. We identified the median employee using the annual base salary and target annual cash incentive compensation, as of December 31, 2020, plus any long-term equity incentive awards granted in 2020 for all individuals (excluding our PEO) who were employed by us on December 31, 2020, the last day of our payroll year, whether employed on a full-time or part-time basis.

As of December 31, 2020, 521 of our 794 employees were hourly-paid employees involved in building operations, all of whom are subject to collective bargaining agreements. If these employees were not included for purposes of identifying our median employee, the annual total compensation of a median employee would be $105,952 and the annual total compensation of our PEO would be approximately 143 times such amount.

AUDIT COMMITTEE MATTERS

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Stockholder ratification of the appointment of Ernst & Young LLP is not required by law, the NYSE or the Company's organizational documents. However, as a matter of good corporate governance, the Board has elected to submit the appointment of Ernst & Young LLP to the stockholders for ratification at the 2021 annual meeting. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in June 1997 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in the Company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will virtually attend the annual meeting, will be given the opportunity to make a statement at the annual meeting if he or she so desires and will be available to respond to appropriate questions.

A majority of all of the votes cast with respect to this proposal is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Abstentions do not constitute a vote "for" or "against" and will not be counted as "votes cast". Therefore, abstentions will have no effect on this proposal.

> **The Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Audit Committee Report

The following report of the Audit Committee of the Board will not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of the Board, in accordance with our Audit Committee Charter. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020 filed by the Company with management.

Our Audit Committee reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. Our Audit Committee received from Ernst & Young LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, our Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2020 filed by the Company.

The members of our Audit Committee are not engaged professionally in the practice of auditing or accounting. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the U.S. or that our registered public accounting firm is in fact independent.

Submitted by our Audit Committee
Edwin T. Burton, III (Chair)
Betsy Atkins
Lauren B. Dillard
Craig M. Hatkoff

Fee Disclosure

Audit Fees

Fees, including out-of-pocket expenses, for audit services totaled approximately $3,364,000 in fiscal year 2020 and $3,251,000 in fiscal year 2019. Audit fees include fees associated with our annual audits and related reviews of our annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, audit fees include Sarbanes-Oxley Section 404 planning and testing, fees for joint venture audits, and services relating to public filings in connection with our preferred and common stock and debt offerings and certain other transactions. Our joint venture partners paid their pro rata share of any joint venture audit fees. Audit fees also include fees for accounting research and consultations.

Audit-Related Fees

Fees for audit-related services totaled approximately $71,000 in 2020 and $73,000 in 2019. The audit-related services principally include fees for operating expense audits and agreed-upon procedures projects.

Tax Fees

There were no fees for tax services, including tax compliance, tax advice and tax planning, in either 2020 or 2019.

All Other Fees

There were no fees for other services not included above in either 2020 or 2019.

Our Audit Committee considers whether the provision by Ernst & Young LLP of any services that would be required to be described under "All Other Fees" would be compatible with maintaining Ernst & Young LLP's independence from both management and the Company.

Pre-Approval Policies and Procedures of our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any de minimis non-audit services. Non-audit services are considered de minimis if: (1) the aggregate amount of all such non-audit services constitutes less than five percent of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our Audit Committee's or any of its members' attention and approved by our Audit Committee or any of its members who has authority to give such approval prior to the completion of the audit. None of the fees reflected above were incurred as a result of non-audit services provided by our independent registered public accounting firm pursuant to this de minimis exception. All services provided by Ernst & Young LLP in 2020 were pre-approved by our Audit Committee. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock, $0.01 par value per share, and our common stock and common units in our operating partnership as of March 31, 2021, unless otherwise noted, for (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers who is not a director and (iv) our directors and executive officers as a group. All information in the following table is based on Schedules 13D, 13G and/or any amendments thereto, filed with the SEC, and on information supplied to us by our directors and officers. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names.

As of March 31, 2021, the following shares and units were outstanding: (i) 70,414,383 shares of our common stock, (ii) 1,685,912 common units in our operating partnership (other than the units held by us) and (iii) 2,470,370 LTIP units (excluding unearned performance-based LTIP units, which may be earned based on the achievement of performance-based vesting hurdles).

Name**	Common Stock		Common Stock and Units	
	Number of Shares Beneficially Owned[1]	Percent of Common Stock[2]	Number of Shares and Units Beneficially Owned[1]	Percent of Common Stock and Units[2]
5% HOLDERS				
The Vanguard Group[3]	11,827,753	16.80%	11,827,753	15.86%
BlackRock, Inc.[4]	8,143,758	11.57%	8,143,758	10.92%
T. Rowe Price Associates, Inc.[5]	5,264,117	7.48%	5,264,117	7.06%
State Street Corporation[6]	4,301,771	6.11%	4,301,771	5.77%
PGGM Vermogensbeheer B.V.[7]	3,595,357	5.11%	3,595,357	4.82%
Directors, Nominees for Director and Named Executive Officers				
John H. Alschuler[8]	15,085	*	29,045	*
Betsy S. Atkins[9]	9,853	*	11,606	*
Edwin T. Burton, III[10]	434	*	35,868	*
Matthew J. DiLiberto[11]	2,572	*	79,564	*
Lauren B. Dillard[12]	—	*	23,978	*
Stephen L. Green[13]	—	*	845,185	1.12%
Craig M. Hatkoff	3,792	*	3,792	*
Marc Holliday[14]	109,002	*	1,102,068	1.46%
Andrew S. Levine[15]	25,440	*	185,416	*
John S. Levy[16]	28,482	*	102,579	*
Andrew Mathias[17]	247,937	*	1,039,618	1.38%
All Directors and Executive Officers as a Group (11 Persons)[18]	**442,597**	*	**3,458,719**	**4.45%**

*   Less than 1%.

**   Unless otherwise indicated, the business address is One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852.

(1)   The number of shares of common stock "beneficially owned" by each beneficial owner is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. "Number of Shares Beneficially Owned" includes shares of common stock that may be acquired upon the exercise of options that are exercisable on or within 60 days after March 31, 2021. The "Number of Shares and Units Beneficially Owned" includes all shares included in the "Number of Shares Beneficially Owned" column plus (i) the number of shares of common stock for which common units and LTIP units may be redeemed (assuming, in the case of LTIP units, that they have first been converted into common units) regardless of whether such common units and LTIP units are currently redeemable, but excluding unearned performance-based LTIP units and (ii) the number of shares of common stock issuable upon settlement of outstanding phantom units. Class O LTIP units are not included in the "Number of Shares and Units Beneficially Owned." Class O LTIP units are not economically equivalent to

common units, but vested Class O LTIP units may be converted in a manner similar to a net exercise of a stock option into a number of common units that will vary based on the value of the common units upon conversion and the conversion threshold for the Class O LTIP units. Common units are generally redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units, subject to the satisfaction of certain conditions, may be converted on a one-for-one basis into common units. Holders of common units, LTIP units and phantom units are not entitled to vote such units on any of the matters presented at the 2021 annual meeting.

(2) The total number of shares outstanding used in calculating the percentage of common stock held by each person assumes the exercise of all options to acquire shares of common stock that are exercisable on or within 60 days after March 31, 2021 held by the beneficial owner and that no options held by other beneficial owners are exercised. The total number of shares and units outstanding used in calculating the percentage of common stock and units held by each person (a) assumes that all common units and LTIP units (other than unearned performance-based LTIP units) are vested in full and presented (assuming conversion in full into common units, if applicable) to our operating partnership for redemption and are acquired by us for shares of common stock, (b) does not separately include outstanding common units held by us, as these common units are already reflected in the denominator by the inclusion of all outstanding shares of common stock and (c) assumes the exercise of all options to acquire shares of common stock that are exercisable on or within 60 days after March 31, 2021 and settlement for an equal number of shares of common stock of all phantom units held by the beneficial owner and that no options or phantom units held by other beneficial owners are exercised or settled.

(3) Based on information provided on a Schedule 13G/A filed with the SEC on February 10, 2021, as of December 31, 2020, by The Vanguard Group, or Vanguard. Vanguard reported shared voting power with respect to 289,739 shares, sole dispositive power with respect to 11,407,692 shares and shared dispositive power with respect to 420,061 shares. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. The number of shares reported as beneficially owned by Vanguard in such Schedule 13G/A includes 3,222,626 shares, representing 4.58% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard Real Estate Index Fund separately reported as beneficially owned in a Schedule 13G/A filed on February 8, 2021 with the SEC.

(4) Based on information provided on a Schedule 13G filed with the SEC on April 12, 2021, as of March 31, 2021, by BlackRock, Inc. BlackRock, Inc. reported sole voting power with respect to 7,782,559 shares and sole dispositive power with respect to 8,143,758 shares. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.

(5) Based on information provided on a Schedule 13G/A filed with the SEC on February 16, 2021, as of December 31, 2020, by T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. reported sole voting power with respect to 2,366,877 shares and sole dispositive power with respect to 5,264,117 shares. The business address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(6) Based on information provided on a Schedule 13G filed with the SEC on February 10, 2021, as of December 31, 2020, by State Street Corporation. State Street Corporation reported shared voting power with respect to 3,785,304 shares and shared dispositive power with respect to 4,301,656 shares. The business address for State Street Corporation is One Lincoln Street, Boston, MA 02111.

(7) Based on information provided on a Schedule 13G filed with the SEC on January 25, 2021, as of December 31, 2020, by PGGM Vermogensbeheer B.V., or PGGM, acting in its capacity as legal representative of Stichting PGGM Depositary and Bedrijfstakpensioenfonds voor het Schilders-, Afwerkings- en Glaszetbedrijf. PGGM reported sole voting power with respect to 3,595,357 shares and no dispositive power as to any of these shares. The business address for PGGM is Noordweg Noord 150, 3704 JG Zeist, The Netherlands.

(8) Includes 14,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2021. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 13,960 phantom units.

(9) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 1,753 phantom units.

(10) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 35,434 phantom units.

(11) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 76,992 LTIP units (of which 38,578 LTIP units are subject to vesting). The totals exclude 30,000 Class O LTIP units and all unearned performance-based LTIP units.

(12) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 23,978 phantom units.

(13) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 668,207 common units, 167,134 LTIP units and 9,844 phantom units.

(14) Includes 100,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2021. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 993,066 LTIP units (of which 235,376 LTIP units are subject to vesting). The totals exclude 210,000 Class O LTIP units and all unearned performance-based LTIP units.

(15) Includes 12,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2021. Includes, only under the "Number of Shares and Units Beneficially Owned" column, 159,976 LTIP units (of which 43,576 LTIP units are subject to vesting). The totals exclude 30,000 Class O LTIP units and all unearned performance-based LTIP units.

(16) Includes 14,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2021. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 74,097 phantom units.

(17) Includes 65,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2021. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 791,681 LTIP units (of which 217,412 LTIP units are subject to vesting). The totals exclude all unearned performance-based LTIP units.

(18) Includes an aggregate of 236,097 shares of common stock and 206,500 shares of common stock underlying exercisable stock options. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 668,207 common units, 2,188,849 LTIP units and 159,066 phantom units. See also Notes (8) – (17) above. Excludes unearned performance-based LTIP units and Class O LTIP units.

Series I Preferred Stock

The following table sets forth the beneficial ownership of our Series I Cumulative Redeemable Preferred Stock, $0.01 par value, as of March 31, 2021, for (i) each of our directors, (ii) each of our named executive officers who is not a director and (iii) our directors and executive officers as a group. None of our executive officers or directors own any shares of our Series I Cumulative Redeemable Preferred Stock except as set forth below. As of March 31, 2021, there were 9,200,000 shares of our Series I Cumulative Redeemable Preferred Stock outstanding.

Name**	Series I Cumulative Redeemable Preferred Stock	
	Number of Shares Beneficially Owned	Percent of Outstanding
Matthew J. DiLiberto	3,000	*
Marc Holliday	111,473	1.21%
Andrew S. Levine	5,000	*
All Directors and Executive Officers as a Group (11 Persons)	119,473	1.30%

* Less than 1%.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports and any amendments thereto furnished to us during or with respect to our most recent fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were satisfied, with the exception of Mr. Alschuler who inadvertently failed to file timely a Form 4 relating to the sale of common stock on November 24, 2020. This transaction was subsequently reflected on a Form 4 filed on April 22, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures With Respect to Related Party Transactions

All related party transactions (generally, transactions involving amounts exceeding $120,000 in which directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding common stock have an interest) are subject to approval or ratification in accordance with the procedures described below.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions and either approves or disapproves the entry into such related party transaction. If advance approval of a related party transaction is not feasible, then the related party transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director must provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with such related party to see that our management is in compliance with our Nominating and Corporate Governance Committee's guidelines and that such related party transaction remains appropriate.

Related party transactions are disclosed in our SEC filings.

Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is partially owned by Gary Green, a son of Stephen L. Green, a director and the former chairman and current chairman emeritus of the Board. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. A subsidiary through which we realize income from management, leasing and construction contracts with third parties and joint venture properties has entered into an arrangement with Alliance whereby it will receive profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements. Income earned from profit participation was approximately $1.4 million, $3.9 million and $3.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. We also recorded expenses of approximately $13.3 million, $18.8 million and $18.8 million for the years ended December 31, 2020, 2019 and 2018, respectively, for these services (excluding services provided directly to tenants).

Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from such entity of approximately $0.6 million, $0.6 million and $0.6 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Marketing Services

A-List Marketing, LLC, or A-List, provided marketing services to us. Deena Wolff, a sister of Marc Holliday, our Chief Executive Officer, is the founder of A-List. We recorded expenses of approximately $0.2 million, $0.3 million and $0.3 million for each of the years ended December 31, 2020, 2019 and 2018, for these services.

Chairman Emeritus Agreement

On December 21, 2018, we and Stephen L. Green, the former Chairman of the Company, entered into a chairman emeritus agreement in connection with Mr. Green's retirement as Chairman of the Company and transition into the role of Chairman Emeritus. Under the chairman emeritus agreement, subject to successive one-year renewal periods, Mr. Green provided services to us as Chairman Emeritus for an initial period from January 17, 2019 until December 31, 2019. The chairman emeritus agreement was renewed for the period from January 1, 2020 to December 31, 2020, and has been renewed again for the period from January 1, 2021 to December 31, 2021. For these services, Mr. Green will receive a monthly retainer of $54,167, in addition to any fees to which Mr. Green is entitled as a non-employee director. We will also continue to provide Mr. Green with perquisites under the chairman emeritus agreement consistent with those he previously received as Chairman. In addition, Mr. Green will be entitled, to the extent eligible, to continue to participate in our group health insurance at the expense of the Company or, if Mr. Green is not eligible, monthly cash payments equal to the amount payable by Mr. Green under COBRA for continued participation in our group health insurance under COBRA.

OTHER INFORMATION

These proxy materials are being made available in connection with the solicitation of proxies by the Board of Directors, or the Board, of SL Green Realty Corp., a Maryland corporation, for use at our 2021 annual meeting of stockholders to be held virtually on June 8, 2021 at 12:00 p.m., Eastern Time, at www.virtualshareholdermeeting.com/SLG2021, or at any postponement or adjournment of the annual meeting.

Questions and Answers about the Annual Meeting

What is the Notice of Internet Availability of Proxy Materials that I received in the mail this year instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission, or SEC, we may furnish proxy materials, including this proxy statement and our 2020 annual report to stockholders, by providing access to these documents on the Internet instead of mailing a printed copy of our proxy materials to our stockholders. On or about April 27, 2021, we began mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access this proxy statement and our 2020 annual report online, as well as instructions on how to vote.

If you would like to receive a paper or an e-mail copy of our proxy materials for the 2022 annual meeting or for all future annual meetings, you should follow the instructions for requesting such materials included in the Notice. We believe the delivery option that we have chosen this year will allow us to provide our stockholders with the proxy materials they need, while lowering the cost of delivery of the materials and reducing the environmental impact of printing and mailing printed copies.

Who is entitled to vote at the annual meeting?

Holders of record of our common stock, $0.01 par value per share, at the close of business on March 31, 2021, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the annual meeting. If you are a holder of record of our common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share as of the record date entitles its holder to cast one vote for each matter to be voted upon and, with respect to the election of directors, one vote for each director to be elected. Stockholders do not have the right to cumulate voting for the election of directors.

What is the purpose of the annual meeting?

At the annual meeting, you will be asked to vote on the following proposals:

- *Proposal 1*: the election of the nine director nominees named in this proxy statement to serve on the Board for a one-year term and until their successors are duly elected and qualify
- *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021

You also may be asked to consider and act upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of any business at the annual meeting. As of the record date, there were 70,414,383 shares outstanding and entitled to vote at the annual meeting.

Each share of our common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on a particular matter, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the annual meeting.

What vote is required to approve each proposal?

For Proposal 1, a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee. Abstentions and broker non-votes are not counted as a vote cast either "for" or "against" a nominee, and therefore, will have no effect on the election of directors. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

A majority of all of the votes cast with respect to the proposal is required for approval of each of Proposals 2 and 3. In respect of Proposals 2 and 3, abstentions and broker non-votes are not counted as votes cast, and therefore will have no effect on the votes for these proposals.

How do I vote?

Voting During the Annual Meeting. If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, you may vote your shares of common stock electronically during the annual meeting using your 16-digit control number on your proxy card or Notice of Internet Availability. If your shares are held by a bank, broker or other nominee, that is, in "street name," and you wish to vote during the annual meeting, and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may vote at the annual meeting with the 16-digit control number indicated on your voting instruction form or Notice of Internet Availability. If you hold your shares of common stock in street name and you do not have a 16-digit control number, you will need to obtain a "legal proxy" from the bank, broker or other nominee that holds your shares of common stock of record to attend, participate in and vote during the annual meeting.

If you received a paper copy of this Proxy Statement. You can vote by valid proxy received by telephone, electronically via the Internet or by mail. The deadline for voting by telephone or electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on June 7, 2021. If voting by mail, you must:

- indicate your instructions on the proxy
- date and sign the proxy
- promptly mail the proxy in the enclosed envelope
- allow sufficient time for the proxy to be received before the date of the annual meeting

If your shares are held in "street name" such as in a stock brokerage account, by a bank or other nominee, please follow the instructions you received from your broker with respect to the voting of your shares.

If you received a Notice of Internet Availability of Proxy Statement. Please submit your proxy electronically via the Internet using the instructions included in the Notice. The deadline for voting electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on June 7, 2021.

If you received an e-mail copy of this Proxy Statement. Please submit your proxy electronically via the Internet or telephonically using the instructions included on the Proxy Card. The deadline for voting electronically via the Internet or telephonically is 11:59 p.m., Eastern Daylight Time, on June 7, 2021.

If you have any questions regarding how to authorize your proxy by telephone or via the Internet, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Even if you plan to attend the annual meeting online, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to attend the annual meeting.

Can I change my vote after I have voted?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address;
- properly signing and forwarding to us a proxy with a later date; or
- voting during the annual meeting

If you attend the annual meeting online, you may vote whether or not you previously have given a proxy, but your attendance (without further action) at the annual meeting will not constitute revocation of a previously given proxy. Unless you have received a legal proxy to vote the shares, if you hold your shares through a bank, broker or other nominee, that is, in "street name," only that bank, broker or other nominee can revoke your proxy on your behalf.

You may revoke a proxy for shares held by a bank, broker or other nominee by submitting new voting instructions to the bank, broker or other nominee, or by attending the annual meeting and voting during the meeting. See *"How Do I Vote? – Voting During the Annual Meeting"* above.

How is my vote counted?

If you authorize your proxy to vote your shares electronically via the Internet or by telephone, or, if you received a proxy card by mail and you properly marked, signed, dated and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, your shares will be voted "for" the election of the nominees for directors named in this proxy statement, "for" advisory approval of the compensation of our named executive officers, and "for" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. It is not anticipated that any matters other than those set forth in this proxy statement will be presented at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

How does the Board recommend that I vote on each of the proposals?

The Board recommends that you vote:

- **FOR** *Proposal 1*: the election of John H. Alschuler, Betsy Atkins, Edwin T. Burton, III, Lauren B. Dillard, Stephen L. Green, Craig M. Hatkoff, Marc Holliday, John S. Levy and Andrew W. Mathias as directors to serve on the Board for a one-year term and until their successors are duly elected and qualify
- **FOR** *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- **FOR** *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021

What other information should I review before voting?

Our 2020 annual report, including financial statements for the fiscal year ended December 31, 2020, is being made available to you along with this proxy statement. You may obtain, free of charge, copies of our 2020 annual report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which contains additional information about the Company, on our website at http://www.slgreen.com or by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations. The 2020 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation materials, and the information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC.

How do I change how I receive proxy materials in the future?

Instead of receiving a Notice of Internet Availability of Proxy Materials in the mail for future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail. If you elect to receive proxy materials by e-mail, you will not receive a Notice of Internet Availability of Proxy Materials in the mail. Instead, you will receive an e-mail with links to proxy materials and online voting. In addition, if you elect to receive a paper copy of the proxy materials, or if applicable rules or regulations require paper delivery of the proxy materials, you will not receive a Notice of Internet Availability of Proxy

Materials in the mail. If you received a paper copy of the proxy materials or the Notice of Internet Availability of Proxy Materials in the mail, you can eliminate all such paper mailings in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852., Attention: Investor Relations, by sending a blank e-mail with the 16-digit control number on your Notice of Internet Availability to sendmaterial@proxyvote.com, via the internet at http://www.proxyvote.com or by telephone at (800) 579-1639. Your election will remain in effect until you change it.

What should I do if I received more than one Notice of Internet Availability of Proxy Materials?

There are circumstances under which you may receive more than one Notice of Internet Availability of Proxy Materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials. Please authorize your proxy in accordance with the instructions of each Notice of Internet Availability of Proxy Materials separately, since each one represents different shares that you own.

No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and the representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized.

Other Matters

Attendance at the 2021 Annual Meeting

All stockholders of record (including stockholders that hold their shares through a broker, bank or similar organization) of shares of SLG's common stock at the close of business on the record date, or their designated proxies, are authorized to attend the 2021 Annual Meeting. To access the 2021 annual meeting, stockholders of record should visit www.virtualshareholdermeeting.com/SLG2021 and enter the unique 16-digit control number included on their Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card (if they receive a printed copy of the proxy materials). In the event you do not have a control number, please contact your broker, bank or other nominee so that you can be provided with a control number. Participants will be able to log in 15 minutes prior to the start of the 2021 annual meeting. We encourage you to access the annual meeting in advance of the designated start time to ensure that you do not experience any technical difficulties. Stockholders will be able to vote electronically and submit questions electronically during the virtual annual meeting. Attendees will not be permitted to record the annual meeting and may be subject to security precautions.

Solicitation of Proxies

We will pay the cost of solicitation of proxies. Our directors, officers and employees may solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We also will request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send a Notice of Internet Availability of Proxy Materials to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000 plus out-of-pocket expenses.

Stockholder Proposals and Nominations

Proposals for Inclusion in our 2022 Proxy Materials

SEC rules permit stockholders to submit proposals to be included in our proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in our proxy materials for the 2022 annual meeting, the proposal must be delivered to our Secretary at the address provided below by December 28, 2021.

Director Nominations for Inclusion in our 2022 Proxy Materials (Proxy Access)

Our proxy access bylaw permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For the 2022 annual meeting, notice of a proxy access nomination must be delivered to our Secretary at the address provided below no later than December 28, 2021 and no earlier than November 28, 2021.

Other Proposals or Nominations to be brought before our 2022 Annual Meeting

Our bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in our proxy materials if the stockholder complies with the procedures set forth in our bylaws. For the 2022 annual meeting, notice of such proposals or nominations must be delivered to our Secretary at the address provided below no later than March 10, 2022 and no earlier than February 8, 2022.

If the Company moves the 2022 annual meeting to a date that is more than 25 days before or after the date which is the one year anniversary of this year's annual meeting date (i.e., June 8, 2022), the Company must receive such notice no later than the close of business on the 10th day following the earlier of the day on which the Company makes a public announcement of the meeting date or they day on which notice of the meeting date is first distributed to stockholders.

Address for Submission of Notices and Additional Information

All stockholder nominations of individuals for election as directors or proposals of other items of business to be considered by stockholders at the 2022 annual meeting (whether or not intended for inclusion in our proxy materials) must be submitted in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Andrew S. Levine, Secretary.

In addition, both the proxy access and the advance notice provisions of our bylaws require a stockholder's notice of a nomination or other item of business to include certain information. Director nominees must also meet certain eligibility requirements. Any stockholder considering introducing a nomination or other item of business should carefully review our bylaws.

Householding of Proxy Materials

The SEC adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that such broker will be "householding" communications, including the proxy materials, to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Stockholders who currently receive only one copy of the proxy materials at their address and would like to receive additional copies and/or stockholders who no longer wish to participate in "householding" and would prefer to receive separate proxy materials in the future should direct their request either to their broker or to the Company in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations or by telephone at (212) 594-2700.

Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their future communications should direct their request either to their broker or to the Company at the address of telephone number above.